Filed Pursuant to Rule 424(b)(3)

Registration No. 333-292698

PROSPECTUS

Velo3D, Inc.

3,098,438 shares of Common Stock

This prospectus relates to the proposed offer and resale or other disposition from time to time by the selling stockholder identified in this prospectus of 3,098,438 shares of our common stock, par value $0.00001 per share. The shares of common stock registered for resale by this prospectus are collectively referred to herein as the “Resale Shares.” We are registering the resale of the Resale Shares on behalf of the selling stockholder to satisfy certain registration rights that we have granted to the selling stockholder.

Our registration of the resale of the Resale Shares does not mean that the selling stockholder will offer or sell all or any of the Resale Shares. The selling stockholder may offer, sell or distribute all or a portion of its Resale Shares from time to time directly or indirectly through one or more underwriters, broker-dealers or agents, and in one or more public or private transactions, which may involve crosses or block transactions. The Resale Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale or at negotiated prices. See the section entitled “Plan of Distribution” for more information.

We will not receive any proceeds from any sale of the Resale Shares by the selling stockholder pursuant to this prospectus. We have agreed to bear the expenses in connection with the registration of the resale of the Resale Shares to be offered by this prospectus by the selling stockholder except for any underwriting discounts and commissions or transfer taxes relating to the sale of the Resale Shares, which will be borne by the selling stockholder.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VELO.” On January 12, 2026, the closing price for our common stock was $22.09 per share.

We are a “smaller reporting company” as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus, as described on page 7 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The prospectus is dated January 20, 2026

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference to exhibits to the registration statement of which this prospectus forms a part and any applicable prospectus supplement or amendment. Neither we nor the selling stockholder has authorized anyone to provide you with different information. Neither we nor the selling stockholder are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents filed as exhibits to the registration statement of which this prospectus forms a part, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

This prospectus relates to the resale by the selling stockholder identified in this prospectus under the caption “Selling Stockholder,” from time to time, of 3,098,438 shares of common stock. We are not selling any of the Resale Shares under this prospectus, and we will not receive any proceeds from the sale of the Resale Shares offered hereby by the selling stockholder.

Neither we, nor the selling stockholder, have authorized anyone to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any shares other than the registered shares to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered, or shares are sold on a later date. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

A prospectus supplement may add to, update, or change the information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find Additional Information” or incorporated by reference herein.

Unless the context otherwise indicates, references in this prospectus to “Company,” “we,” “our” and “us” refer, collectively to Velo3D, Inc., a Delaware corporation, and its consolidated subsidiaries.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and/or incorporates by reference statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our ability to generate positive cash flow and liquidity sufficient to meet our operating needs and satisfy our obligations;
●	our market opportunity;
●	our ability to execute our business plan, which may be affected by, among other things, competition and our ability to grow and manage growth profitably, raise financing in the near-term, fund our operating expenses, maintain relationships with customers and retain our key employees;
●	changes in applicable laws or regulations;
●	the inability to develop and maintain effective internal control over financial reporting;
●	our ability to service and comply with the terms of our indebtedness;
●	our ability to raise financing in the near-term and in the future;
●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
●	whether our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements and our ability to continue as a going concern;
●	the potential for our business development efforts to maximize the potential value of our portfolio;
●	regulatory developments in the United States and foreign countries;
●	the impact of laws and regulations;
●	our ability to successfully implement our strategic realignment and related initiatives;
●	our capital requirements and needs for additional financing;
●	our financial performance;
●	macroeconomic conditions, including economic downturns or recessions, inflation, interest rate fluctuations and supply chain shortages;
●	potential impacts of government shutdowns on our operations, supply chain, customer relationships, and ability to obtain regulatory approvals and export licenses; and
●	other factors detailed under the section entitled “Risk Factors” herein.

These forward-looking statements are based on information available to us at the time of this prospectus or the documents incorporated by reference herein and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements, including those set forth in this prospectus in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement. Should one or more of the risks or uncertainties described in this prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

You should read this prospectus and any accompanying prospectus supplement, if any, completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should also carefully read our consolidated financial statements and the related notes, and other documents incorporated by reference in this prospectus, as well as the exhibits to the registration statement of which this prospectus forms a part. Unless the context otherwise requires, the terms “Velo3D” the “Company,” “we,” “us,” “our” and similar references in this prospectus refer to Velo3D, Inc., the registrant on the cover page of the registration statement of which this prospectus forms a part.

Overview

We seek to fulfill the promise of additive manufacturing (“AM”), also referred to as three-dimensional printing (“3D printing”), to deliver breakthroughs in performance, cost, and lead time in the production of high-value metal parts.

We produce a fully integrated hardware and software solution based on our proprietary laser powder bed fusion (“L-PBF”) technology, which greatly reduces and often eliminates the need for support structures. Our technology enables the production of highly complex, mission-critical parts that existing AM solutions cannot produce without the need for redesign or additional assembly.

Our L-PBF metal AM technology is supporting active efforts and has multi-service interest across the Department of Defense enabling a range of critical needs, including but not limited to, munitions and munition support components, hypersonic propulsion and thermal management systems, maritime surface and subsurface components, aerospace propulsion, flight components, and leading-edge programs.

We also aim to enable our customers to build resilient supply chains for production parts across industries with a clear, reliable path from concept to production through our Rapid Production Solutions (“RPS”) offering. RPS utilizes our deep engineering expertise, cutting-edge technology and a fleet of Sapphire XC large-format metal 3D printers to accelerate the path to production for our customers. The ability to process flow exact copies of materials and parts ensures repeatability and eliminates the variability that often plagues traditional AM methods. Our technology supports production of mission-critical components such as propulsion hardware, hypersonic engine parts, thermal management systems, airframe components, and advanced munitions. These capabilities contribute to reduced lead times, minimized labor costs, and enhanced readiness while ensuring secure domestic manufacturing free of foreign technology dependencies.

Our Sapphire family of systems (collectively referred to as the “3D Printers”) give our customers who are in space, aviation, defense, automotive, energy and industrial markets the freedom to design and produce metal parts with complex internal features and geometries that had previously been considered impossible for AM. We believe our technology is years ahead of competitors.

Our technology is novel compared to other AM technologies based on its ability to deliver high-value metal parts that have complex internal channels, structures, and geometries. This affords a wide breadth of design freedom for creating new metal parts and it enables replication of existing parts without the need to redesign the part to be manufacturable with AM. Because of these features, we believe our technology and product capabilities are highly valued by our customers. Our customers are primarily original equipment manufacturers (“OEMs”) and contract manufacturers (“CMs”) who look to AM to solve issues with traditional manufacturing technologies for metal parts. Those traditional manufacturing technologies rely on processes, including casting, stamping and forging, that typically require high volumes to drive competitive costs and have long lead times for production. Our customers look to AM solutions to produce assemblies that are lighter, stronger, and more reliable for the purpose of defense, aerospace and energy than those manufactured with traditional technologies. Our customers also expect AM solutions to drive lower costs for low-volume parts and substantially shorter lead times. However, many of our customers have found that legacy AM technologies failed to produce the required designs for the high-value metal parts and assemblies that our customers wanted to produce with AM. As a result, other AM solutions often require that parts be redesigned so that they can be produced and frequently incur performance losses for high-value applications.

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In contrast, our technology can deliver complex high value metal parts with the design advantages, lower costs and faster lead times associated with AM, and generally avoids the need to redesign the parts. As a result, our customers have increasingly adopted our technology into their design and production processes. We believe our value is reflected in our sales patterns, as most customers purchase a single machine to validate our technology and purchase additional systems over time as they embed our technology in their product roadmap and manufacturing infrastructure. We consider this approach a “land and expand” strategy, oriented around a demonstration of our value proposition followed by increasing penetration with key customers.

We offer customers a fully integrated solution, which includes the following key components:

●	Flow print preparation software conducts a sophisticated analysis of the features of the metal part and specifies a production process that significantly reduces and often eliminates the need for support structures.
●	Sapphire metal AM printers produce the part using our proprietary L-PBF technology. Our technology produces metal parts by fusing many thousands of very thin layers of metal powder with a precisely controlled laser beam in a sophisticated software defined sequence (or “recipe”) prescribed by our Flow software.
●	Assure quality control software validates the product made by Sapphire printers to confirm that each layer is made to the specifications required by the original design.
●	Intelligent Fusion is the underlying manufacturing process that binds software and hardware together into a complete manufacturing solution that produces repeatable outcomes across different family of Sapphire systems.

Legacy AM technologies often rely on internal supports to prevent deformation of the metal part during the AM process. These supports inhibit the production of parts with complex internal geometries, which are often required in high-performance applications, because there is limited or no access to remove them after production. Our technological advances enable our Sapphire family of systems to print metal parts that significantly reduce and often eliminates the need for internal supports, which enables our customers to produce designs that would otherwise be infeasible to make with conventional AM technology.

We sell our fully integrated hardware and software AM solutions through two types of transaction models: a 3D Printer sale transaction and a recurring payment transaction (“Recurring Payment”). Support services are included with both a 3D Printer sale transaction and a Recurring Payment transaction. A subsequent Extended Support Agreement is available for renewal after the initial contract period based on the then-fair value of the service, which is paid for separately.

Recurring Payment transactions are our leased 3D printer transactions. Under a Recurring Payment transaction, the customer typically pays an amount for a lease which entitles the customer to a base number of hours of usage. For usage above that level, the customer typically pays an hourly usage fee. Most of our leases have a 12-month term, though in certain cases the lease term is longer. The variable payments are recognized when the event determining the amount of variable consideration to be paid occurs.

We shipped our first Sapphire system at the end of 2018 and we shipped our first Sapphire XC 1MZ system at the end of 2022, one year after the Sapphire XC launch at the end of 2021. The Sapphire XC 1MZ system has the same functionality of the Sapphire XC, but with a 1000 millimeter (one meter) build height versus the 550 millimeter (0.550 meter) build height of the Sapphire XC system. The Sapphire XC has capacity to make parts that are 400% larger and reduce production costs per part by approximately 65% to 80% when compared to the original Sapphire system. All of our Sapphire systems are manufactured in our 80,000+ square foot manufacturing facility in Fremont, California in the United States.

Reverse Stock Split

On July 25, 2025, we filed a certificate of amendment (the “Amendment”) to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), with the Secretary of State of the State of Delaware, to effectuate a 1-for-15 reverse stock split (the “Reverse Split”) of our common stock without any change to its par value or the number of authorized shares of common stock. The Amendment became effective on July 28, 2025. No fractional shares were issued in connection with the Reverse Split as all fractional shares were rounded up to the next whole share. All historical share and per share amounts included in this prospectus have been adjusted to reflect the Reverse Split. The Company’s financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 15, 2025, have not been adjusted to reflect the Reverse Split.

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Corporate Information

We were incorporated on September 11, 2020 as a special purpose acquisition company and a Cayman Islands exempted company under the name JAWS Spitfire Acquisition Corporation. On December 7, 2020, JAWS Spitfire completed its initial public offering. On September 29, 2021, JAWS Spitfire consummated the Merger pursuant to the Business Combination Agreement, whereby Merger Sub merged with and into Legacy Velo3D, with Legacy Velo3D surviving the merger as a wholly-owned subsidiary of the Company, on September 29, 2021. In connection with the Merger, JAWS Spitfire’s jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware, and JAWS Spitfire changed its name to Velo3D, Inc.

Our principal executive offices are located at 2710 Lakeview Court, Fremont, CA 94538, and our telephone number is (408) 610-3915. We maintain a website on the Internet at www.velo3d.com. Information on our website, or any other website, is not incorporated by reference in this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Recent Development

On December 22, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional accredited investors (the “Purchasers”), for the issuance and sale in a private placement (the “December 2025 Private Placement”) of an aggregate of 3,636,363 shares of common stock of the Company (the “Shares”), at a purchase price of $8.25 per share, which closed on December 23, 2025.

Under the Purchase Agreement, we granted the Purchasers certain resale registration rights, pursuant to which we are required to file a resale registration statement with the SEC with respect to the Shares issued in the December 2025 Private Placement.

The Shares were offered pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act, and Regulation D promulgated thereunder. The Shares were offered and sold only to “accredited investors” as that term is defined in Rule 501(a) under the Securities Act.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 23, 2025 and is incorporated by reference in this prospectus.

Implications of Being an Emerging Growth Company Previously and a Smaller Reporting Company

Prior to December 31, 2025, we were an “emerging growth company” as defined in the JOBS Act. While we were an emerging growth company, we were permitted and relied on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

Prior to December 31, 2025, when we were an emerging growth company, we elected to take advantage of certain of the reduced disclosure obligations in the filings we made with the SEC. As a result, the information that we have provided to our stockholders may be different than the information you might receive from other public reporting companies that are not emerging growth companies.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Prior to December 31, 2025, we elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result, we were not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financial statements to those of other public companies more difficult. As a result of this election, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

Even though we are no longer an emerging growth company as of January 1, 2026, we continue to be a “smaller reporting company” as defined in the Exchange Act, which allows us to take advantage of certain of the scaled disclosures available to smaller reporting companies and we are able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our annual reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Summary Risk Factors

Our business is subject to risks of which you should be aware before making an investment decision. You should carefully consider the risk factors described under the heading “Risk Factors,” and in the other reports and documents that we have filed with the SEC.

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THE OFFERING

Issuer	Velo3D, Inc.

Shares of Common Stock Offered by the Selling Stockholder	3,098,438 shares of common stock

Shares of Common Stock Outstanding After this Offering	24,617,630 shares of common stock

Use of Proceeds	All of the Resale Shares offered by the selling stockholder pursuant to this prospectus will be sold by the selling stockholder for its own account. We will not receive any proceeds from the sale of the Resale Shares covered by this prospectus. See the section titled “Use of Proceeds.”

Offering Price	The selling stockholder will offer the Resale Shares offered by this prospectus at the prevailing market prices or at privately negotiated prices. See the section titled “Plan of Distribution.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Capital Market Symbol	VELO

The number of shares of common stock to be outstanding after this offering is based on 24,617,630 shares of our common stock outstanding as of January 12, 2026, and excludes:

●	1,030,414 shares of common stock issuable upon the vesting of outstanding restricted stock units;

●	4,247 shares of common stock issuable upon the vesting and exercise of outstanding stock options;

●	33,329 shares of common stock issuable upon the exercise of outstanding warrants;

●	5,383 shares of common stock reserved for the At-the-Market offering; and

●	467,997 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified some of these factors below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, as supplemented by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, which are incorporated by reference in this prospectus, as well as in other information included or incorporated by reference in this prospectus and any prospectus supplement. You should consider carefully these risks and uncertainties before deciding to invest in our common stock. If any of the risks identified herein or the risks identified as risk factors in the incorporated documents were to materialize, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part of or all of your investment in our common stock. See the section of this prospectus titled “Where You Can Find More Information.”

The trading price of the shares of our common stock has been and is likely to continue to be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price has been and will likely continue to be volatile for the foreseeable future. The stock market in general and the market for additive manufacturing technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price they paid.

In addition, in the past, stockholders have initiated class action and other lawsuits against additive manufacturing technology companies following periods of volatility in the market prices of these companies’ securities. Such litigation and any litigation that may be instituted against us, our officers and/or our directors in the future, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

A substantial number of shares of our common stock could be sold into the public market in the near future, which could depress our stock price.

Sales of substantial amounts of common stock in the public market could reduce the prevailing market prices for our common stock. Substantially all of our outstanding common stock is eligible for sale as are shares of common stock issuable under vested and exercisable stock options. If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We do not intend to pay dividends on our common stock, so any returns will be limited to increases, if any, in our common stock’s value. Your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Any return to stockholders will therefore be limited to the appreciation in the value of their stock, if any.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of the Resale Shares covered by this prospectus and any accompanying prospectus supplement. All proceeds from the sale of the Resale Shares will be for the account of the selling stockholder named herein.

We will bear all other costs, fees and expenses incurred in effecting the registration of the offering and sale of the Resale Shares covered by this prospectus and any accompanying prospectus supplement, including, without limitation, all registration and filing fees, listing fees of The Nasdaq Stock Market LLC and fees and expenses of our counsel and our accountants. The selling stockholder will pay any discounts, commissions, and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals incurred by the selling stockholder in disposing of the Resale Shares covered by this prospectus.

DETERMINATION OF OFFERING PRICE

The prices at which the Resale Shares covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our common stock or by negotiations between the selling stockholder and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Certificate of Incorporation and our Second Amended and Restated Bylaws (the “Bylaws”), which are attached as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

The total amount of our authorized share capital consists of 500,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Voting rights.

Each holder of common stock is entitled to one (1) vote for each share of common stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of common stock are not entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (“DGCL”).

Dividend rights.

Subject to any other provisions of the Certificate of Incorporation, as it may be amended from time to time, holders of shares of common stock are entitled to receive ratably, in proportion to the number of shares of common stock held by them, such dividends and other distributions in cash, stock or property of our company when, as and if declared thereon by our Board from time to time out of assets or funds of our company legally available therefor.

Rights upon liquidation.

Subject to the rights of holders of preferred stock, if any, in the event of any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of preferred stock ranking senior to the shares of common stock upon such dissolution, liquidation or winding-up, if any, our remaining net assets will be distributed to the holders of shares of common stock and the holders of shares of any other class or series ranking equally with the shares of common stock upon such dissolution, liquidation or winding-up, equally on a per-share basis.

Other rights.

No holder of shares of common stock is entitled to preemptive or subscription rights contained in the Certificate of Incorporation or in the Bylaws. There are no redemption or sinking fund provisions applicable to common stock. The rights, preferences and privileges of holders of common stock will be subject to those of the holders of any shares of preferred stock that we may issue in the future.

Preferred Stock

The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of preferred stock could have the effect of decreasing the trading price of common stock, restricting dividends on our capital stock, diluting the voting power of the common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

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Election of Directors and Vacancies

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors of the Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Board currently consists of five (5) directors, which are divided into three (3) classes, designated Class I, II and III.

Under the Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast is sufficient to elect such directors to the Board.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors hold office until the expiration of their respective terms of office and until their successors have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor has been elected and qualified.

Subject to the rights, if any, of any series of preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of not less than 2/3 of our outstanding voting stock then entitled to vote at an election of directors. Any such director proposed to be removed from office is entitled to advance written notice as described in the Certificate of Incorporation.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, the Certificate of Incorporation and to any Bylaws adopted and in effect from time to time; provided, however, that no Bylaw so adopted will invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the preferred stock.

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting is given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

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Anti-takeover Effects of the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Authorized But Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Special Meetings, and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws), the President, or the Board acting pursuant to a resolution adopted by a majority of the Board and may not be called by the stockholders or any other person or persons. Such special meeting shall have, for the purposes of the Bylaws or otherwise, all the force and effect of an annual meeting. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders is limited to the purposes stated in the notice.

The Bylaws also provide that unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting. A stockholder proposal including the nomination of directors must also comply with the requirements of Rule 14a-19 under the Exchange Act. These provisions might discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company. Furthermore, the DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation and the Bylaws do not provide for cumulative voting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation provides that the provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of all the then-outstanding shares of common stock entitled to vote thereon; provided, however, that if at least 66-2/3% of the entire Board have approved such amendment or repeal of any provision of the Certificate of Incorporation, then such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting as a single class.

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The Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire Board then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the Board) or (B) without the approval of the Board, by the affirmative vote of the holders of 66-2/3% of our outstanding voting stock entitled to vote on such amendment or repeal, voting as a single class, provided that if 66-2/3% of the entire Board recommends that stockholders approve such amendment or repeal at such meeting of stockholders, then such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “Business Combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

●	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

●	the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

●	the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Generally, a “Business Combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. This provision may encourage companies interested in acquiring our company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the Business Combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of our company or any of our subsidiaries or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons of the Company, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exclusive Jurisdiction of Certain Actions

The Certificate of Incorporation and the Bylaws require, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that derivative actions brought in the name of our company, actions against directors, officers and employees for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, actions to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws and actions asserting a claim against us governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provisions may have the effect of discouraging lawsuits against our directors and officers.

In addition, the Bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “VELO.”

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SELLING STOCKHOLDER

In connection with certain registration rights that we granted to the selling stockholder pursuant to an Exchange Agreement, dated as of December 24, 2024, that we entered into with Arrayed Notes Acquisition Corp. (“Arrayed Acquisition”), an entity controlled by Arun Jeldi, our Chief Executive Officer and a director, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the Resale Shares offered by this prospectus from time to time on the Nasdaq Capital Market, in privately negotiated transactions or otherwise. The selling stockholder acquired the Resale Shares from us pursuant to an exemption from registration under the Securities Act.

The table below lists the selling stockholder and other information regarding its ownership of the shares of common stock offered hereby. The second column lists the number of shares of common stock beneficially owned by the selling stockholder as of January 12, 2026. The selling stockholder may have sold or transferred some or all of the common stock indicated below and may in the future sell or transfer some or all of the common stock indicated below in transactions exempt from the registration requirements of the Securities Act rather than under this prospectus. The third column lists the shares of common stock being offered by this prospectus by the selling stockholder. The fourth column assumes the sale of all of the shares of common stock offered by the selling stockholder pursuant to this prospectus. The selling stockholder may sell all, some or none of its shares of common stock in this offering. See “Plan of Distribution.”

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling stockholder has sole voting and investment power with respect to all shares of common stock that it owns, subject to applicable community property laws. Beneficial ownership for the purposes of the table below is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The percentage of beneficial ownership is based on 24,617,630 shares of common stock outstanding as of January 12, 2026.

	Number of Shares Beneficially Owned Before the	Number of Shares that May Be Offered	Shares Beneficially Owned After the Offering
Name and Address of Selling Stockholder	Offering	Hereby	Number	Percentage
Arrayed Notes Acquisition Corp.	12,343,423	3,098,438	9,244,985	37.6%

(1)	As reported in a statement on Schedule 13D filed with the SEC on January 2, 2025 by Arrayed Acquisition, a subsidiary of Arrayed Additive, Inc. (“Arrayed”), Arrayed and Arun Jeldi. Mr. Jeldi is our Chief Executive Officer and a member of our Board. Arrayed Acquisition is the record owner of the shares. As the sole equity holder of Arrayed Acquisition, Arrayed may be deemed to beneficially own the shares. Mr. Jeldi is the Chief Executive Officer and sole equity holder of Arrayed, and therefore, Mr. Jeldi may be deemed to beneficially own the shares. The address for these persons is c/o Arrayed Additive, Inc., 6119 Guion Road, Indianapolis, IN 46254.

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PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, assignees, donees, transferees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of the Resale Shares covered hereby on the Nasdaq Capital Market, or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling the Resale Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholder also may transfer the securities in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will not receive any proceeds from sales of any shares of common stock by the selling stockholder.

We cannot assure you that the selling stockholder will sell all or any portion of the shares of common stock offered hereby. The registration of the shares offered hereby does not necessarily mean that any of such shares will be offered or sold by the selling stockholder pursuant to this prospectus or at all.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

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LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Troutman Pepper Locke LLP, Boston, Massachusetts. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of the Company and subsidiaries as of and for the year ended December 31, 2024, included in this prospectus and in the registration statement of which it forms a part, have been audited by Frank, Rimerman + Co. LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements as of December 31, 2023 and for the year then ended before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 18 (not separately included or incorporated by reference in the prospectus) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The adjustments to those financial statements to retrospectively reflect the reverse stock split described in Note 18 have been audited by Frank, Rimerman + Co. LLP, an independent registered public accounting firm. The financial statements as of December 31, 2023 and for the year then ended have been so included in reliance on (i) the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 18 and (ii) the report of Frank, Rimerman + Co. LLP solely with respect to the adjustments to those financial statements to retrospectively reflect the reverse stock split described in Note 18, given on the authority of said firm as experts in auditing and accounting.

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CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in the Company’s Current Reports on Form 8-K filed with the SEC on November 27, 2024 and December 26, 2024, the Audit Committee of the Board of Directors of the Company dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm on November 22, 2024.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports on the financial statements of the Company for the fiscal year ended December 31, 2023 included an explanatory paragraph indicating that there was substantial doubt as to the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended December 31, 2023 and 2022 and subsequent interim period through November 22, 2024, there (i) have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of such disagreements in its reports on the Company’s financial statements and (ii) were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K, other than the material weaknesses in the Company’s internal control over financial reporting identified by management. These material weaknesses identified were as follows:

●	The Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with its accounting and financial reporting requirements. Additionally, the lack of a sufficient complement of personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions. This material weakness contributed to the following additional material weaknesses.

●	The Company did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both (i) create and post journal entries within its general ledger system and (ii) prepare and review account reconciliations.

●	The Company did not design and maintain effective controls over the accounting and disclosure for debt and equity instruments. Specifically, the Company did not design and maintain effective controls over the accounting for the issuance and extinguishment of convertible note arrangements, warrants and common stock.

●	The Company did not design and maintain effective controls over the accounting for inventory and related accounts. Specifically, the Company did not design and maintain effective controls over verifying the existence of inventory, the accuracy of purchases, manufacturing costs, and write-offs and the financial statement presentation of inventory and related accounts.

●	The Company did not design and maintain effective controls over the accounting for contract assets and liabilities. Specifically, the Company did not design and maintain effective controls over the accuracy and the financial statement presentation of contract assets and liabilities, including variable consideration.

●	The Company did not design and maintain effective controls over financial statement preparation, presentation and disclosure commensurate with its financial reporting requirements. Specifically, the Company did not design and maintain effective controls over the appropriate classification and presentation of accounts and disclosures in the consolidated financial statements.

●	The Company did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, the Company did not design and maintain effective:

○	user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and

○	program change management controls to ensure that information technology program and data changes affecting certain financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

The Company provided PwC with a copy of these disclosures and they have furnished a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On December 21, 2024, with the approval of the Audit Committee of the Board of Directors of the Company, the Company engaged Frank, Rimerman + Co. LLP (“Frank, Rimerman”) as the Company’s new independent registered public accounting firm.

During the Company’s fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period through December 21, 2024, neither the Company nor anyone on its behalf has consulted with Frank, Rimerman regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Frank, Rimerman concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as such terms are described in Items 304(a)(1)(iv) or 304(a)(1)(v), respectively, of Regulation S-K.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus forms a part. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including the registration statement of which this prospectus forms a part, over the Internet on the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for review on the website of the SEC referred to above. We also maintain a website at www.velo3d.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we filed with the SEC (File No. 001-39757):

●	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025 (except for the consolidated financial statements included therein);

●	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024 from our Definitive Proxy Statement on Form DEF 14A, filed on April 30, 2025, as supplemented by our Additional Definitive Proxy Materials on Form DEFA14A, filed on June 16, 2025;

●	our Quarterly Reports on Form 10-Q for (i) the quarter ended March 31, 2025, filed with the SEC on May 15, 2025; (ii) the quarter ended June 30, 2025, filed with the SEC on August 6, 2025; and (iii) the quarter ended September 30, 2025, filed with the SEC on November 12, 2025;

●	our Current Reports on Form 8-K filed with the SEC on January 10, 2025; February 12, 2025; February 24, 2025; April 28, 2025 (other than the information furnished under Items 2.02 or 7.01 of Form 8-K and exhibits filed on such form that are related to such items); May 20, 2025; July 2, 2025; July 25, 2025; August 18, 2025; August 20, 2025; December 12, 2025; and December 23, 2025; and

●	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 18, 2025, including any amendments or reports filed for the purposes of updating such description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date that the registration statement of which this prospectus forms a part becomes effective and after the date of this prospectus but before the termination of the offering of the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as definitive proxy statements on Schedule 14A.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Velo3D, Inc., 2710 Lakeview Court, Fremont, California 94538, Attn: General Counsel, or by calling (408) 610-3915.

You also may access these filings on our website at www.velo3D.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus). You may also access these filings at the SEC’s website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2024 and 2023

19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Velo3D, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Velo3D, Inc. and Subsidiaries (collectively the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of and for the year ended December 31, 2023, before the effects of the adjustments to retrospectively apply the reverse stock-split described in Note 18 to the consolidated financial statements, were audited by other auditors whose report is dated April 3, 2024, except for the effects of the reverse stock split discussed in Note 1 and the change in the manner in which the Company accounts for segments discussed in Note 2 to the consolidated financial statements, as to which the date is March 31, 2025, expressed an unqualified opinion on those statements. We audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the reverse stock-split, as described in Note 18 to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company, other than with respect to the retrospective adjustments described in Note 18, and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations and negative cash flows from operations since inception that raise substantial doubt about their ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Frank, Rimerman + Co. LLP

We have served as the Company’s auditor since 2024.

San Francisco, California

March 31, 2025, except for Note 18 and its related effects to the consolidated financial statements, as to which the date is August 6, 2025

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Velo3D, Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Velo3D, Inc. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the 2025 reverse stock split described in Note 18. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the 2025 reverse stock split described in Note 18, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America (the 2023 financial statements before the effects of the adjustments discussed in Note 18 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the 2025 reverse stock split described in Note 18 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 3, 2024, except for the effects of the June 2024 reverse stock split discussed in Note 1 and the change in the manner in which the Company accounts for segments discussed in Note 2 to the consolidated financial statements, as to which the date is March 31, 2025

We served as the Company’s auditor from 2020 to 2024.

F-2

Velo3D, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

(In thousands, except share and per share data)

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,212	$24,494
Short-term investments	—	6,621
Accounts receivable, net	3,723	9,583
Inventories, net	49,953	60,816
Contract assets	500	7,510
Prepaid expenses and other current assets	2,336	4,000
Total current assets	57,724	113,024
Property and equipment, net	14,270	16,326
Equipment on lease, net	3,673	6,667
Other assets	13,513	17,782
Total assets	$89,180	$153,799
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,538	$15,854
Accrued expenses and other current liabilities	3,511	6,491
Debt – current portion	5,666	21,191
Contract liabilities	10,285	5,135
Total current liabilities	38,000	48,671
Long-term debt – less current portion	—	11,941
Contingent earnout liabilities (Note 10)	11	1,456
Warrant liabilities (Note 10)	2,167	11,835
Other noncurrent liabilities	9,338	11,556
Total liabilities	49,516	85,459
Commitments and contingencies (Note 13)
Stockholders’ equity (deficit):
Common stock, $0.00001 par value – 500,000,000 shares authorized at December 31, 2024 and 2023, respectively, 12,993,962 and 492,223 shares issued and outstanding as of December 31, 2024 and 2023, respectively	4	2
Additional paid-in capital	469,994	425,471
Accumulated other comprehensive loss	—	(96)
Accumulated deficit	(430,334)	(357,037)
Total stockholders’ equity	39,664	68,340
Total liabilities and stockholders’ equity	$89,180	$153,799

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Velo3D, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2024 and 2023

(In thousands, except per share data)

	2024	2023
Revenue
3D Printer	$25,368	$68,938
Recurring payment	1,054	1,676
Support services	9,581	6,829
Other	5,000	—
Total Revenue	41,003	77,443
Cost of revenue
3D Printer	34,159	94,448
Recurring payment	866	1,291
Support services	8,063	7,971
Total cost of revenue	43,088	103,710
Gross loss	(2,085)	(26,267)
Operating expenses
Research and development	17,108	42,031
Selling and marketing	13,808	23,229
General and administrative	49,346	41,727
Total operating expenses	80,262	106,987
Loss from operations	(82,347)	(133,254)
Interest expense	(15,968)	(9,722)
Gain on fair value of warrants	32,094	2,338
Gain on fair value of contingent earnout liabilities	1,445	15,958
Gain on fair value of debt derivatives	—	8,485
Loss on debt extinguishment	(4,904)	(19,450)
Other income (expense), net	(3,637)	506
Loss before provision for income taxes	(73,317)	(135,139)
Provision for income taxes	20	—
Net loss	(73,297)	(135,139)
Net loss per share:
Basic	$(86.51)	$(359.49)
Diluted	$(86.51)	$(359.49)
Shares used in computing net loss per share:
Basic	847,265	375,922
Diluted	847,265	375,922
Net loss	$(73,297)	$(135,139)
Net unrealized holding gain on available-for-sale investments	96	741
Total comprehensive loss	$(73,201)	$(134,398)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Velo3D, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

(In thousands)

	2024	2023
Cash flows from operating activities
Net loss	$(73,297)	$(135,139)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,912	9,310
Amortization of debt discount and deferred financing costs	13,637	—
Stock-based compensation	15,363	24,931
Gain on exchange of debt for common stock	(2,619)	—
Gain on fair value of warrants	(32,094)	(2,338)
Gain on fair value of contingent earnout liabilities	(1,445)	(15,958)
Non-cash cost of issuance of common stock warrants on BEPO Offering	1,311	—
Gain on fair value of debt derivatives	—	(8,485)
Loss on debt extinguishment	7,525	19,450
Non-cash warrant issuance in connection with August warrant inducement	2,439	—
Cost of issuance of common stock warrants	—	1,357
Loss on sale/disposal of fixed assets	11	—
Realized loss on available for sale securities	23	14
Changes in assets and liabilities
Accounts receivable	5,860	(398)
Inventories, net	13,300	13,728
Contract assets	7,010	(7,224)
Prepaid expenses and other current assets	1,824	2,795
Other assets	3,952	10,153
Accounts payable	(743)	2,211
Accrued expenses and other liabilities	(2,578)	(9,038)
Contract liabilities	5,150	(10,059)
Other noncurrent liabilities	(2,218)	(946)
Net cash used in operating activities	(32,677)	(105,636)
Cash flows from investing activities
Purchase of property and equipment	(9)	(1,046)
Reimbursement of previously incurred leasehold expenditures	1,084	—
Sales of property and equipment	20	—
Production of equipment for lease to customers	—	(2,164)
Purchases of available-for-sale investments	—	(3,655)
Sales of available for sale securities	3,172	10,664
Proceeds from maturity of available for sale investments	3,500	35,092
Net cash provided by (used in) investing activities	7,767	38,891
Cash flows from financing activities
Proceeds from ATM offering, net of issuance costs	—	22,805
Proceeds from revolving credit line	—	14,000
Repayment of revolving credit line	—	(17,000)
Proceeds from equipment loans	—	1,600
Repayment of equipment loans	—	(6,956)
Proceeds from capital raise – August Warrant Inducement	1,694	—
Proceeds from secured convertible notes, net of issuance costs	—	65,736
Repayment of secured convertible notes		(69,886)
Proceeds from secured notes, net of issuance costs	500	57,114
Repayment of secured notes	(11,749)	(25,000)
Proceeds from capital raise, net of issuance costs	10,700	16,287
Issuance of common stock upon exercise of stock options	315	561
Net cash provided by financing activities	1,460	59,261
Effect of exchange rate on cash and cash equivalents	(4)	(5)
Net change in cash and cash equivalents	(23,454)	(7,489)
Cash and cash equivalents and restricted cash at beginning of period	25,294	32,783
Cash and cash equivalents and restricted cash at end of period	$1,840	$25,294
Supplemental disclosure of cash flow information
Cash paid for interest	1,183	9,722
Supplemental disclosure of non-cash information
Unpaid liabilities related to property and equipment		92
Equipment for lease to customers returned to inventory	2,235	3,375
Unpaid inventory purchase	(3,485)	—
Issuance of common stock warrants in connection with capital raise	—	11,428

F-5

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of such amounts shown on the consolidated statements of cash flows:

	December 31,
	2024	2023
	(In thousands)
Cash and cash equivalents	$1,212	$24,494
Restricted cash (Other assets)	628	800
Total cash and cash equivalents, and restricted cash	$1,840	$25,294

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Velo3D, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2024 and 2023

(In thousands, except share amounts)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance as of December 31, 2022	357,258	$2	$361,528	$(837)	$(221,898)	$138,795
Issuance of common stock upon exercise of stock options	4,172	—	561	—	—	561
Stock-based compensation	10,464	—	24,931	—	—	24,931
Issuance of common stock in connection with At-the-Market offering, net of issuance costs	32,712	—	22,805	—	—	22,805
Issuance of common stock and warrants in connection with capital raise, net of issuance costs	68,570	—	6,216	—	—	6,216
Issuance of common stock in connection with debt extinguishment	19,047	—	9,430	—	—	9,430
Net loss	—	—		—	(135,139)	(135,139)
Other comprehensive loss	—	—	—	741	—	741
Balance as of December 31, 2023	492,223	2	$425,471	$(96)	$(357,037)	$68,340
Issuance of common stock upon exercise of stock options	3,390	—	315	—	—	315
Stock-based compensation	32,156	—	15,363	—	—	15,363
Issuance of common stock in connection with At-the-Market offering, net of issuance costs	—	—	—	—	—	—
Issuance of common stock and warrants in connection with capital raise, net of issuance costs	114,830	—	4,239	—	—	4,239
Issuance of common stock in connection with debt extinguishment	12,343,423	2	24,606	—	—	24,608
Reclassifications and adjustments due to rounding impact from reverse stock split for fractional shares	7,940
Net loss	—	—		—	(73,297)	(73,297)
Other comprehensive loss	—	—	—	96	—	96
Balance as of December 31, 2024	12,993,962	4	$469,994	$-	$(430,334)	$39,664

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Velo3D, Inc., a Delaware corporation (“Velo3D”), formerly known as JAWS Spitfire Acquisition Corporation (“JAWS Spitfire”), produces metal additive three dimensional printers (“3D Printers”) which enable the production of components for space rockets, jet engines, fuel delivery systems and other high value metal parts, which it sells or leases to customers for use in their businesses. The Company also provides support services (“Support Services”) for an incremental fee.

Velo3D’s subsidiaries are Velo3D US, Inc., (formerly known as Velo3D, Inc. (“Legacy Velo3D”), founded in June 2014 as a Delaware corporation headquartered in Campbell, California), Velo3D, B.V., (a sales and marketing office located in the Netherlands) and Velo3D, GmbH, (a sales and marketing office located in Germany). The first commercially developed 3D Printer was delivered in the fourth quarter of 2018.

On September 29, 2021 (the “Closing Date” or the “Reverse Recapitalization Date”), JAWS Spitfire completed the previously announced merger with Legacy Velo3D, with Legacy Velo3D surviving as a wholly-owned subsidiary of JAWS Spitfire (the “Merger” or the “Reverse Recapitalization”). In connection with the Merger, JAWS Spitfire was renamed “Velo3D, Inc.”, and Legacy Velo3D was renamed “Velo3D US, Inc.”

The shares and net loss per share attributable to common stockholders, basic and diluted, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio (the “Exchange Ratio”) established in the Merger (0.8149 shares of Velo3D common stock for 1 share of Legacy Velo3D common stock, par value $0.00001 (the “common stock”). All fractional shares were rounded.

Unless otherwise stated herein or unless the context otherwise requires, references in these notes to the “Company” refer to (i) Legacy Velo3D prior to the consummation of the Merger; and (ii) Velo3D and its consolidated subsidiaries following the consummation of the Merger.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the requirements of the U.S. Securities and Exchange Commission (the “SEC”). Intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company’s consolidated financial information.

On June 10, 2024, the stockholders of the Company approved an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of the Company’s common stock, par value $0.00001 per share, at a ratio ranging from 1-for-5 to 1-for-50, with the exact ratio to be set within that range by the Company’s board of directors (the “Board”). On June 10, 2024, the Board approved the reverse stock split at a ratio of 1-for-35 (the “Reverse Stock Split”). On June 12, 2024, the Company filed a Certificate of Amendment (the “Certificate of Amendment”) to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split, effective as of June 13, 2024.

As a result of the Reverse Stock Split, every 35 shares of the Company’s common stock were automatically reclassified and converted into one issued and outstanding share of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share. The par value of the Company’s common stock was not adjusted as a result of the Reverse Stock Split. All of the Company’s share numbers, per share amounts, and related stockholders’ equity (deficit) balances presented herein have been retroactively adjusted to reflect the Reverse Stock Split. In addition, the exercise prices, conversion rates and other terms of the Company’s securities that adjusted pursuant to their terms as a result of the Reverse Stock Split have been presented after giving effect to such adjustments.

On June 27, 2025, the stockholders of the Company, approved an amendment to the Company’s Certificate of Incorporation, as amended, to effect a reverse stock split of the issued and outstanding shares of the Company’s common stock, par value $0.00001 per share, at a ratio ranging from 1-for-5 and 1-for-50, with the exact ratio to be set within that range by the Company’s Board. On July 18, 2025, the Board approved the reverse stock split at a ratio of 1-for-15 (the “2025 Reverse Stock Split”). On July 25, 2025, the Company filed a Certificate of Amendment to the Company’s Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware to effect the 2025 Reverse Stock Split, effective as of July 28, 2025.

As a result of the 2025 Reverse Stock Split, every 15 shares of the Company’s common stock were automatically reclassified and converted into one issued and outstanding share of common stock. No fractional shares were issued in connection with the 2025 Reverse Stock Split. Any fractional shares resulting from the 2025 Reverse Stock Split were rounded up to the nearest whole share. The par value of the Company’s common stock was not adjusted as a result of the 2025 Reverse Stock Split nor did it change the total number of the Company’s authorized shares of common stock. All of the Company’s share numbers, per share amounts, and related stockholders’ equity (deficit) balances presented herein have been retroactively adjusted to reflect the 2025 Reverse Stock Split. In addition, the exercise prices, conversion rates and other terms of the Company’s securities that adjusted pursuant to their terms as a result of the 2025 Reverse Stock Split have been presented after giving effect to such adjustments.

F-8

Velo3D, Inc.

Notes to Consolidated Financial Statements

Delisting from the New York Stock Exchange (“NYSE”) and Trading on OTC

On September 10, 2024, the Company received written notice from the New York Stock Exchange (the “NYSE”) that the NYSE had determined to commence proceedings to delist the Company’s common stock and publicly traded warrants and that trading in such securities would be suspended immediately. On September 11, 2024, the Company commenced the trading of its common stock and warrants on the OTCQX Best Market.

Going Concern, Financial Condition and Liquidity and Capital Resources

The consolidated financial statements have been prepared on the basis of continuity of operations, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company has incurred losses from operations and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of December 31, 2024, the Company had an accumulated deficit of $(430.3) million and cash and short-term investments on hand of approximately $1.2 million.

Management believes that there is a substantial doubt concerning the Company’s ability to continue as a going concern. As of the date of the issuance of these consolidated financial statements, the Company does not have sufficient liquidity to meet its operating needs and satisfy its obligations for at least 12 months from the date of issuance of the consolidated financial statements.

On April 1, 2024, the Company entered into a second note amendment (the “Second Note Amendment”) to its Secured Notes with High Trail Investments ON LLC and HB SPV I Master Sub LLC, (“the Note Holders”). Pursuant to the Second Note Amendment, the Company agreed to make and made a cash payment of $5.0 million on April 1, 2024, to redeem approximately $4.2 million of aggregate principal amount of the Secured Notes, together with accrued and unpaid interest, and a cash payment of $5.5 million on April 15, 2024, to repay approximately $4.6 million of principal of the Secured Notes, together with accrued and unpaid interest. In connection with the Second Note Amendment, the Company issued to the Note Holders warrants to purchase 41,808 shares of the Company’s common stock that became exercisable 45 days after the original issuance date at an exercise price of $239.22 per share. The Note Holders may exercise the Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20.

On April 10, 2024, the Company sold (such sale and issuance, the “BEPO Offering”) an aggregate of: (i) 65,307 shares of common stock and (ii) immediately exercisable warrants to purchase up to 65,307 shares of common stock at $183.75 per share. The offering price per share of common stock and accompanying warrant was $183.75 and resulted in gross proceeds to the Company of approximately $12 million. The Company used the net proceeds from the BEPO Offering primarily for funding working capital and capital expenditures and other general corporate purposes, including repayment of portions of the Company’s Secured Notes.

On July 1, 2024, we entered into a third note amendment to the Secured Notes with the Note Holders (the “Third Note Amendment”). Pursuant to the Third Note Amendment, the Company and the Note Holders agreed to defer the July 1, 2024 partial redemption payment of $10.5 million (the “July Redemption Payment”) over a period of ten equal monthly payments commencing August 1, 2024. During August and September 2024, we received extensions from the Note Holders for the July Redemption Payment through October 4, 2024.

On December 9, 2024, Arrayed Notes Acquisition Corp. (“Arrayed”), a subsidiary of Arrayed Additive, Inc. purchased the Senior Secured Notes due 2026 from the Note Holders. Furthermore, on December 9, 2024, the Company and the Note Holders entered into a forbearance agreement where the Note Holders forbore from taking any enforcement action as a result of the occurrence and/or continuation of any specified events of default.

On December 24, 2024, the Company and Arrayed entered into a debt for equity exchange transaction where the Company issued 12,343,423 shares of the Company’s common stock, in exchange for the cancellation of $22.4 million in principal amount of the Company’s Secured Notes plus $0.4 million of accrued interest on the Notes. Arrayed continues to hold $5.0 million in principal amount of the Notes, and became the owner of approximately 95% of the Company’s issued and outstanding common stock.

F-9

Velo3D, Inc.

Notes to Consolidated Financial Statements

In December 2023, the Board of Directors commenced a strategic business review process to explore alternatives in order to maximize stockholder value. The potential strategic alternatives actively being explored or evaluated currently included a potential merger, business combination or sale. The Company’s strategic review was concluded on December 24, 2024, at the close of the debt for equity exchange transaction.

On January 7, 2025, the Company issued a Senior Secured Convertible Promissory Note in the principal amount of $5,000,000 (the “January Note”) to Thieneman Properties, LLC, an Indiana limited liability company. The January Note is payable in full on April 7, 2025 in the amount of $5,750,000 and if not paid on or prior to such date, will continue to accrue interest at the same rate until paid. The January Note may be prepaid in whole or in part at any time without penalty or premium and is convertible in the event of default into shares of the Company’s common stock, at a fixed conversion price of $23.40 per share.

On February 10, 2025, the Company issued a Senior Secured Convertible Promissory Note in the principal amount of $10,000,000 (the “February Note”) to Thieneman Construction, Inc, an Indiana corporation, to be funded in two tranches of $5,000,000. The February Note is payable in full on the date that is six months from the date such tranche was funded, in the amount of $5,750,000 and if not paid on or prior to such date, will continue to accrue interest at the same rate until paid. The outstanding principal amount of the February Note is convertible upon the occurrence of the Company’s successful listing of shares of its common stock on a national securities exchange or the occurrence and during the continuation of an event of default, into shares of the Company’s common stock at a fixed conversion price of $15.00 per share.

Further, the Company will need to engage in additional financings to fund its operations and satisfy its obligations in the near-term. The Company is in discussions with multiple financing sources to attempt to secure additional financing. There are no assurances that the Company will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue its operations and satisfy its obligations for at least 12 months from the date of issuance of the consolidated financial statements.

Note 2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set forth below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company’s estimates, judgments, and assumptions. Significant estimates include determining useful lives of long-lived assets, the determination of the incremental borrowing rate used for operating lease liabilities, standalone selling price for performance obligations in contracts with customers, variable consideration for sale and utilization fee contracts with customers, the valuation of common stock warrants, the fair value of stock-based compensation and other assumptions used to measure stock-based compensation, the fair value of contingent earnout liabilities, inventory reserves, allowance for doubtful accounts, and the valuation of deferred income tax assets and uncertain tax positions.

These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from these estimates and assumptions.

F-10

Velo3D, Inc.

Notes to Consolidated Financial Statements

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s financial instruments that potentially expose the Company to concentration of credit risk consist mainly of cash and cash equivalents, short-term investments, and accounts receivable, net. The Company maintains its cash and cash equivalents in domestic cash accounts with large, creditworthy financial institutions and maintains its short-term investments with fixed income instruments denominated in U.S. dollars and at minimum A- credit rating. The Company has not experienced any losses on its deposits of cash and cash equivalents through deposits with federally insured commercial banks and at times cash balances may be in excess of federal insurance limits.

See Note 15, Revenue, for customer concentration of revenue and accounts receivable.

The Company relies on several key suppliers for products and services. While alternative providers have and could be identified, the Company is subject to supply and pricing risks.

Fair Value Measurements

The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. Assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy based on the inputs used to measure fair value as follows:

Level 1 — Quoted prices observed in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Significant unobservable market inputs for the asset or liability.

The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The debt with variable interest at market rates and debt with fixed rates are carried at amortized cost, which approximates its fair value and was classified as Level 2. See Note 9, Long-Term Debt for further information.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with an original maturity of three months or less, when purchased, are classified as cash equivalents. Cash equivalents may be invested in money market funds and are carried at cost, which approximates their fair value.

In June 2021, in conjunction with the new 80,000+ square foot manufacturing facility, the Company issued a one-year letter of credit for $0.8 million to the landlord to secure the agreement, which automatically renews for another annual period, through the life of the lease. In October 2024, the letter of credit was reduced to $0.623 million. The Company has restricted cash to secure the letter of credit and the agreement will allow for reductions to the letter of credit limit based on the Company’s revenue achievements.

Revenue Recognition

Revenue subject to ASC 606 consists of 3D Printer sales and Support Services (recognition of Recurring Payment consisting of payments from lessees of the Company’s equipment discussed below). The Company determines revenue recognition through the following five- step model for recognizing revenue: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies its performance obligation.

F-11

Velo3D, Inc.

Notes to Consolidated Financial Statements

A typical contract with customers for the 3D Printer and bundled software includes the Support Services. The Company provides one price for all deliverables including the 3D Printer and bundled software, and for the Support Services. Typically, the Company has one distinct obligation to transfer the 3D Printers and bundled software, and another distinct obligation to provide the Support Services.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices, and its overall pricing objectives including risk adjusted gross profit margin for products and services, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, the Company estimates the SSP using the residual approach. Significant judgment is used to identify and account for each of the two performance obligations.

3D Printer Sales

The Company bills its customers beginning at the time of acceptance of the purchase order (which represents a deposit), with the second billing at the time of shipment and final billing upon site acceptance test completion. The timeframe from order to completion of the site acceptance test occurs typically over three to six months. Revenue for the 3D Printer is recognized at a point-in time, which occurs upon transfer of control to the customer at shipment. Site installation, testing and customer training are incidental to customer acceptance with the portion of the transaction price allocated to these services being deferred as part of Support Services and recognized over the period the services are provided.

Revenue - Variable Consideration - The sales of 3D Printer systems under certain contracts may include variable consideration such that the Company is entitled to a rate per print hour used on the 3D Printer systems. The Company makes certain estimates in calculating the variable consideration, including amount of hours, the estimated life of the equipment and the discount rate. Although estimates may be made on a contract-by-contract basis, whenever possible, the Company uses all available information including historical customer usage and collection patterns to estimate variable consideration. Management reassesses the estimated variable consideration quarterly.

The Company estimates its variable consideration on a quarterly basis based on the latest data available, and adjust the transaction price accordingly by recording an adjustment to net revenue and contract assets. The Company has recognized the estimate of variable consideration to the extent that it is probable that a significant reversal will not occur as a result from a change in estimation. Sales with variable consideration represented 0% of revenue during the year ended December 31, 2024 and 3% of our revenue during year ended December 31, 2023.

The Company has elected not to recognize shipping to customers as a separate performance obligation. Revenue from shipping billed to customers for the years ended December 31, 2024 and 2023 was not material.

Recurring Payment (operating lease revenue from customers)

The Company enters into operating leases (“Recurring Payment”) for customers who do not purchase the 3D Printers (“equipment”). The contracts explicitly specify the equipment which is a production system with defined components and services including the printer itself, services, and accessories. The asset is physically distinct, the supplier does not have substitution rights, and the customer holds the right to direct the use of and obtain substantially all of the economic benefits from the use of the identified asset. The initial lease terms are for 12 months and the Company has considered the possibility of renewals when determining the length of the contract and the expectation is that customers will not exercise any renewal or purchase options at the end of the lease. The Company has evaluated our customer history on renewals, returns and purchase options and have determined the operating lease period of 12 months is appropriate and will continue to monitor our customer expectations. The arrangements provide for a base rent and usually provide for variable payments based on usage in excess of a defined threshold. Support Services are included during the lease term.

F-12

Velo3D, Inc.

Notes to Consolidated Financial Statements

Equipment under lease contracts is reclassified from inventory at its basis and depreciated over five years to a salvage value. Income from the lessee is recorded as revenue using the straight-line method over the term of the lease. Support services are a non-lease component. The practical expedient has been elected to include rents and this non-lease component as one revenue stream recognized over the lease term on a straight-line basis. Costs associated with this component are classified as cost of revenue and recognized as incurred.

Costs for warranties for parts and services for equipment under lease are accrued separately at lease commencement and amortized to cost of revenue over the lease term to the extent the costs are probable and can be reasonably estimated since the related revenue is being recognized over the lease term. Warranty accruals were not material as of December 31, 2024 or December 31, 2023.

Equipment leased to customers are considered long-lived assets and are tested for impairment as described below under the heading “Impairment of Long-lived Assets.”

Support Services

Support Services are field service engineering, phone and email support, preventative maintenance, and limited on and off-site consulting support. A subsequent Extended Support Agreement is available for renewal after the initial period based on the then fair value of the service.

Support Services revenue are recognized evenly over the contract period beginning with customer performance test acceptance.

Other Revenue

Revenue is recognized for licensing agreements, maintenance parts, printed parts, and powder sold to customers independent of the 3D Printer sales or Support Services contract and is included with 3D Printer sales. Such revenue is recognized upon transfer of control to the customer. Revenue from maintenance parts, printed parts, and powder was $4.1 million and $5.9 million for the years ended December 31, 2024 and 2023, respectively.

Contracts Assets and Contract Liabilities

Contract assets consist of unbilled receivables and are recorded when revenue is recognized in advance of scheduled billings to the Company’s customers. A contract asset is recognized when products or services are transferred to a customer and the right to consideration is conditional on something other than the passage of time. Contract liabilities include amounts billed or collected which is related to remaining performance obligations. Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods

Cost of Revenue

Cost of 3D Printers includes the manufacturing cost of the components and subassemblies purchased from vendors for the assembly, as well as raw materials, powder, and assemblies, shipping costs, printed parts costs, and other directly associated costs. Cost of 3D Printers also includes allocated overhead costs from headcount related costs, such as salaries and stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs.

F-13

Velo3D, Inc.

Notes to Consolidated Financial Statements

Cost of Recurring Payment includes depreciation of the equipment on lease over the useful life of three to five years less the residual value, and an allocated portion of Cost of Support Services.

Cost of Support Services includes the cost of spare or replacement parts for preventive maintenance, installation costs, allocated headcount related costs, such as salaries, stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs. The headcount related costs are directly associated with the engineers dedicated to remote and on-site support, training, travel costs, and other services costs.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts and are non-interest bearing. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectability. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is computed using the weighted-average cost method. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand.

The Company analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. The write-down is measured as the difference between the cost of the inventories and net realizable value and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, Net and Equipment on Lease, Net

Property and equipment and equipment on lease are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Estimated useful life
Equipment on lease	3-5 years
Computers and software	1-3 years
Lab equipment and other equipment	3-7 years
Furniture and fixtures	3-5 years
Leasehold improvements	Shorter of the remaining lease term or useful life of 10 years

Expenditures for major renewals and improvements that increase functionality of the asset are capitalized and depreciated ratably over the identified useful life. Expenditures for non-major repairs and maintenance are charged to expense as incurred.

The Company capitalizes qualifying internal-use software development costs incurred during the application development stage for internal tools and cloud-based applications used to deliver its services, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. As of December 31, 2024 and 2023, capitalized costs were not material.

F-14

Velo3D, Inc.

Notes to Consolidated Financial Statements

Investments

The Company’s available-for-sale (“AFS”) investments primarily consist of U.S. Treasury securities and corporate debt and are reported at fair value on the balance sheet. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive loss, net of tax. These available-for-sale investments are primarily held in the custody of a major financial institution. A specific identification method is used to determine the adjusted cost basis of AFS investments sold. The Company’s AFS investments are classified as current based on the intent of management, the nature of the investments and their availability for use in current operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment, equipment on lease, net, and right-of use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant change in the manner of the use of the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to estimated undiscounted future cash flows expected to be generated by the asset (or asset group). If the estimated undiscounted future cash flows generated by these assets were less than the carrying amounts, an impairment charge is recognized.

Management evaluates its long-lived assets, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (“ASC”), ASC Topic 360, Property, Plant and Equipment.

Deferred Transaction Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to a planned equity financing that is probable of successful completion until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred transaction costs are immediately written off to operating expenses.

Information by Segment and Geography

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors, and reports its financial results as a single reportable segment. The Company’s chief operating decision-maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on an entity-wide basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

Specifically, our CODM uses consolidated net income to measure segment profit or loss, allocate resources of the Company as a whole, including investing in future development efforts, customer retention and acquisition, and assessing performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included in consolidated net income are interest income, other expense, net and the provision for (benefit from) income taxes, which are reflected in the consolidated statements of comprehensive income (loss).

F-15

Velo3D, Inc.

Notes to Consolidated Financial Statements

There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

Assets Under Lease Agreements (as Lessee)

The carrying value of right of use (“ROU”) assets and lease liabilities are based on the present value of future minimum lease payments for leases with original terms in excess of one year. The sum of future minimum lease payments, as adjusted for any initial direct costs, are recognized over the lease term on the straight-line method.

The rate implicit in the lease is not readily determinable in most of the Company’s leases, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

The Company has operating leases for office space, warehouse, research and development facilities, and manufacturing facilities. The carrying value of right of use (“ROU”) assets and lease liabilities are based on the present value of future minimum lease payments, as adjusted for any initial direct costs, and are recognized over the lease term on the straight-line method. The Company has elected the short-term lease exemption for all leases with a term of 12 months or less. The Company elected the practical expedient to capitalize the total lease payment rather than separate lease and non-lease components and only capitalize the lease component.

Common Stock Warrants

The Company classifies the Common Stock Warrants as liabilities in accordance with ASC Topic 815 “Derivatives and Hedging–Contracts in Entity’s Own Equity”. As the Common Stock Warrants meet the definition of a derivative, the Company recorded these warrants within Warrant liabilities on the consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date.

Contingent Earnout Liability

In connection with the Reverse Recapitalization and pursuant to the Business Combination Agreement, eligible former Legacy Velo3D equity holders are entitled to receive additional shares of common stock upon the Company achieving certain Earnout Triggering Events (as described in the Business Combination Agreement) (the “Earnout Shares”). The Earnout Shares are not indexed to the Common Stock and therefore are accounted for as a liability at the Reverse Recapitalization Date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of gain on fair value of contingent earnout liabilities in the consolidated statements of operations and comprehensive loss. The estimated fair value of the contingent earnout liability was determined using a Monte Carlo simulation using a distribution of potential outcomes on a monthly basis over the Earnout Period (as defined in Note 10, Equity Instruments) prioritizing the most reliable information available. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones, including the current Company Common Stock price, expected volatility, risk free rate, expected term and dividend rate. The contingent earnout liability is categorized as a Level 3 fair value measurement (see “Fair Value Measurements” as described above) because the Company estimates projections during the Earnout Period utilizing unobservable inputs. Contingent earnout liabilities involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Stock-based Compensation

Stock-based compensation cost for awards is measured as of the grant date based on its fair value, and the amount is expensed ratably over the service period which is typically the vesting period. We have elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.

F-16

Velo3D, Inc.

Notes to Consolidated Financial Statements

We estimate the fair value of stock option awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term, price volatility of the underlying stock, risk-free interest rate, and the expected dividend yield of the underlying common stock, as well as an estimate of the fair value of the common stock underlying the award.

We estimate the fair value of restricted share unit awards using the value of Common Stock on the date of grant.

We estimate the fair value of Earnout Shares awards underlying stock options to employees, which is considered a compensatory award and accounted for under ASC 718, Share-Based Compensation, using the Monte-Carlo simulation model. The Monte-Carlo simulation model was selected as the valuation methodology for the Earnout Shares due to the path-dependent nature of triggering events. Under ASC 718, the award is measured at fair value at the grant date and expense is recognized over the time-based vesting period (the triggering event is a market condition and does not impact expense recognition). The Monte-Carlo model requires the use of highly subjective and complex assumptions, including the current stock price, volatility of the underlying stock, expected term, and the risk-free interest rate.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our risk-free interest rates, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of Common Stock. An increase of 100-basis points in interest rates would not have a material impact on the Company’s stock-based compensation.

Operating Expenses

Research and development expenses consist primarily of development materials and supplies, software licenses, depreciation, and salary and related expenses, including stock- based compensation, for personnel related to the development of improvements and expanded features for the Company’s products and services, as well as quality assurance, testing, product management, and allocated overhead. Research and development costs are expensed as incurred.

Selling and marketing expenses consist primarily of travel and entertainment expenses, and salary and related expenses, including stock-based compensation, for personnel related to the sales and marketing efforts to expand the Company’s brand and market share. Also, selling and marketing expenses includes third-party consulting fees, advertising, and allocated overhead. The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended December 31, 2024 and 2023 were $0.1 million and $0.8 million, respectively.

General and administrative expenses consist primarily of salaries, occupancy costs including rent and utilities, and depreciation; information technology used in the business; professional services costs including legal, accounting, and consulting, and other.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary, to reduce deferred tax assets where it is more-likely-than-not that the deferred tax assets will not be realized. In evaluating the Company’s ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more-likely-than-not to be realized. The Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2024 and 2023.

F-17

Velo3D, Inc.

Notes to Consolidated Financial Statements

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Net Income (Loss) per Share

Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income or loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share adjusts basic net income (loss) per share for the effect of potentially dilutive securities.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) plus all changes in stockholders’ equity except those resulting from distributions to stockholders. The Company’s unrealized gains and losses on short-term available-for-sale investment securities represent the components of other comprehensive income (loss) that are excluded from the reported net income (loss) and are presented in the consolidated statements of operations and comprehensive income (loss).

JOBS Act Accounting Election

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Revision of Previously Filed Financial Statements

During the fourth quarter of 2024, the Company discovered the initial calculations regarding the debt balances as of September 30, 2024 and certain income statement line items related to the debt for the three and nine months ended September 30, 2024 were incorrectly presented. The Company initially calculated the change in debt balance resulting from the Third Note Amendment (the “Amendment”) executed on July 1, 2024 as a modification of the existing debt instrument. The Company failed to assess whether or not the Amendment and accompanying warrants collectively would require the use of different accounting methodologies in recording the carrying value of the debt as of September 30, 2024.

After performing an assessment of the Third Note Amendment and concurrent issuance of warrants impact on the carrying value of the debt, it was determined that the debt was substantially modified which resulted in the conclusion that the debt was extinguished. Based on the application of debt extinguishment accounting, the carrying value of the debt immediately before the Amendment was derecognized while the carrying value of the debt immediately after the Amendment was concurrently recognized, which resulted in a loss on debt extinguishment of approximately $7.5 million. Additionally, the carrying value of the debt was determined to be $29.9 million as compared to $29.6 million as previously reported, a difference of $0.3 million.

F-18

Velo3D, Inc.

Notes to Consolidated Financial Statements

It was also determined that the interest expense reported during the third quarter relating to the debt was incorrectly calculated resulting in an overstatement of approximately $7.4 million. After correcting the error in calculation methodology using the effective interest method, the resulting interest expense should have been $12.9 million for the nine months ended September 30, 2024.

All changes were included in the financial statements as of and for the year ending December 31, 2024 as seen below:

The following table reflects the revisions to the previously issued Condensed Consolidated Balance Sheet as of September 30, 2024:

	September 30, 2024
	As Previously Reported	Adjusted	As Revised
	(In thousands)

Debt – current portion	$29,602	$267	$29,869
Total current liabilities	63,402	267	63,669
Total liabilities	$76,100	$267	$76,367
Accumulated deficit	$(408,381)	$(267)	$(408,648)
Total stockholders’ equity	34,687	(267)	34,420
Total liabilities and stockholders’ equity	$110,787	$-	$110,787

The following table reflects the revisions to the previously issued Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended September 30, 2024:

	For the three months ended September 30, 2024			For the nine months ended September 30, 2024
	As Previously Reported	Adjusted	As Revised	As Previously Reported	Adjusted	As Revised
	(In thousands)			(In thousands)

General and administrative	$15,279	$131	$15,410	$32,867	$131	$32,998
Total operating expenses	22,816	131	22,947	59,074	131	59,205
Loss from operations	(18,745)	131	(18,876)	(60,715)	131	(60,846)
Interest expense	(10,949)	7,389	(3,560)	(20,309)	7,389	(12,920)
Loss on debt extinguishment	—	(7,525)	(7,525)	—	(7,525)	(7,525)
Loss before provision for income taxes	(22,858)	(267)	(23,125)	(51,344)	(267)	(51,611)
Net loss	$(22,858)	$(267)	$(23,125)	$(51,344)	$(267)	$(51,611)
Net loss per share:
Basic	$(37.11)	$(0.43)	$(37.54)	$(91.35)	$(0.47)	$(91.82)
Diluted	$(37.11)	$(0.43)	$(37.54)	$(91.35)	$(0.47)	$(91.82)
Net loss	$(22,858)	$(267)	$(23,125)	$(51,344)	$(267)	$(51,611)
Total comprehensive loss	$(22,856)	$(267)	$(23,123)	$(51,248)	$(267)	$(51,515)

F-19

Velo3D, Inc.

Notes to Consolidated Financial Statements

The following table reflects the revisions to the previously issued Condensed Consolidated Statement of Cash Flows for the three months ended September 30, 2024:

	For the nine months ended September 30, 2024
	As Previously Reported	Adjusted	As Revised
	(In thousands)

Net Loss	$(51,344)	$(267)	$(51,611)
Adjustments to reconcile net loss to net cash used in operating activities
Loss on debt extinguishment	$-	$7,525	$7,525
Amortization of debt discount and deferred financing costs	$14,541	$(7,258)	$7,283

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“Topic 326”)”, and has since released various amendments including ASU No. 2019-04. The guidance modifies the measurement of expected credit losses on certain financial instruments. This guidance is effective for the Company for the fiscal year beginning after December 15, 2022. Early adoption is permitted. The Company adopted the new guidance in the first quarter of fiscal year 2023. The effect on the consolidated financial statements and related disclosures was not material.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (ASC Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC Topic 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. The Company applied ASU 2023-07 retrospectively to the earliest period presented.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. Two primary enhancements related to this ASU include disaggregating existing income tax disclosures relating to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on the Company’s consolidated financial statements and related disclosures.

Licensing Revenue

Our revenue is partially derived from the licensing of computer software products and from their related maintenance contracts. We enter into contracts that include combinations of products, maintenance and services, which are accounted for as separate performance obligations with differing revenue recognition patterns.

Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized up front upon delivery of the licensed product and/or the utility that enables the customer to access authorization keys, provided that an enforceable contract has been received. Typically, our perpetual licenses are sold with post-contract support (“PCS”), which includes unspecified technical enhancements and customer support. We allocate value in bundled perpetual and PCS arrangements based on the standalone selling prices of the perpetual license and PCS. Revenue from PCS is classified as maintenance revenue and is recognized either (i) ratably over the term of the contract or (ii) as the customer support is used at a specified hourly rate, as we satisfy the PCS performance obligation.

F-20

Velo3D, Inc.

Notes to Consolidated Financial Statements

In addition to perpetual licenses, we sell time-based subscription licenses. Subscription licenses may be sold as a bundled arrangement that includes the rights to a term software license and PCS. Utilizing observable inputs, we determine a certain percentage of the estimated standalone selling price of the subscription lease license is attributable to the term license and the remainder is attributable to the PCS, based on factors pursuant to each arrangement. This determination considered the value relationship for our products between PCS and time-based subscription lease licenses, the value relationship between PCS and perpetual licenses, the average economic life of our products, software renewal rates and the price of the bundled arrangement in relation to the perpetual licensing approach. Consistent with the perpetual sales, the license component is classified as software license revenue and recognized as revenue up front upon delivery of the licensed product and/or utility that enables the customer to access authorization keys. The PCS is classified as maintenance revenue and is recognized ratably over the term of the contract, as we satisfy the PCS performance obligation.

Product Warranties

Our 3D printers are sold with a warranty period of typically one year from installation. After the warranty period, we generally offer service contracts that enable our customers to continue service and maintenance coverage. These service contracts are offered with various levels of support and options, and are priced accordingly. One entitlement of our service contracts is our service engineers provide periodic preventive maintenance visits to customer sites. Additionally, we provide training to our partners to enable them to also perform these services. Another contract entitlement on certain printer models is proactive remote troubleshooting capability through the Company’s integrated platform. From time to time, we also offer upgrade kits for certain of our printers that enable our existing customers to take advantage of new or enhanced printer capabilities. In some cases, we have discontinued upgrade support and maintenance agreements for certain of our older legacy printers.

Printers and certain other products include a warranty that covers workmanship, software, and hardware components under which we provide maintenance for periods up to one year. For these initial product warranties, estimated costs are accrued at the time of the sale of the product. These cost estimates are established using historical information regarding the nature, frequency and average cost of claims for each type of printer or other product, as well as assumptions about future activity and events. Revisions to expense accruals are made as necessary based on changes in these historical and future factors.

Note 3. Basic and Diluted Net Income (Loss) per Share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share to common stockholders:

	December 31,
	2024	2023
	(In thousands, except share per share data)
Numerator:
Net income (loss)	$(73,297)	$(135,139)

Denominator:
Basic weighted average shares outstanding	847,265	375,922
Effect of dilutive securities:
Common stock warrants	—	—
Restricted stock units	—	—
Common stock options	—	—
Diluted weighted average shares outstanding	847,265	375,922

Net income (loss) per share
Basic	$(86.51)	$(359.49)
Diluted	$(86.51)	$(359.49)

F-21

Velo3D, Inc.

Notes to Consolidated Financial Statements

The following potentially dilutive shares of common stock equivalents on an “as-converted basis” were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect:

	December 31,
	2024	2023
	(per share data)
Common stock warrants	215,134	97,039
Restricted stock units	38,028	38,222
Common stock options	18,036	25,053
Total potentially dilutive common share equivalents	271,198	160,314

Total potentially dilutive common share equivalents for the years ended December 31, 2024 and 2023, excludes 17,948 and 40,507, respectively, shares related to the earnout liability as these shares are contingently issuable upon meeting certain triggering events.

F-22

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 4. Fair Value Measurements

The Company’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of December 31, 2024
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market funds (i)	215	—	—	215
Total financial assets	$215	$—	$—	$215
Liabilities
Common stock warrant liabilities (2022 Private Warrant) (iii)	$—	$—	$1	$1
Common stock warrant liabilities (RDO Warrants) (iii)	—	—	90	90
Common stock warrant liabilities (Placement Agent Warrants) (iii)	—	—	16	16
Common stock warrant liabilities (2024 Private Warrants) (iii)	—	—	378	378
Common stock warrant liabilities (BEPO Warrants) (iii)	—	—	18	18
Common stock warrant liabilities (BEPO Agent Warrants) (iii)	—	—	2	2
Common stock warrant liabilities (July 2024 Private Warrants) (iii)	—	—	865	865
Common stock warrant liabilities (August Inducement Warrants) (iii)	—	—	796	796
Contingent earnout liabilities	—	—	11	11
Total financial liabilities	$—	$—	$2,177	$2,177

	Fair Value Measured as of December 31, 2023
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market funds (i)	$3,422	$—	$—	$3,422
Corporate bonds (ii)	—	6,621	—	6,621
Total financial assets	$3,422	$6,621	$—	$10,043
Liabilities
Common stock warrant liabilities (Public) (iii)	$258	$—	$—	$258
Common stock warrant liabilities (Private Placement) (iii)	—	—	127	127
Common stock warrant liabilities (2022 Private Warrant) (iii)	—	—	23	23
Common stock warrant liabilities (RDO Warrants) (iii)	—	—	10,891	10,891
Common stock warrant liabilities (Placement Agent Warrants) (iii)	—	—	536	536
Contingent earnout liabilities	—	—	1,456	1,456
Total financial liabilities	$258	$—	$13,033	$13,291

(i)	Included in cash and cash equivalents on the consolidated balance sheets.
(ii)	Included in short-term investments on the consolidated balance sheets.
(iii)	Included in warrant liabilities on the consolidated balance sheets.

For more information regarding the Public Warrants, the Private Placement Warrants, the 2022 Private Warrants, the RDO Warrants, the Placement Agent Warrants, the 2024 Private Warrants, the BEPO warrants, the BEPO Agent Warrants, the July 2024 Private Warrants, the August Inducement Warrants, and the Contingent earnout liabilities, see Note 10, Equity Instruments.

The aggregate fair value of the Company’s money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of December 31, 2024 and 2023. Realized gains and losses, net of tax, were not material for any of the periods presented.

F-23

Velo3D, Inc.

Notes to Consolidated Financial Statements

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments:

	Private placement warrant liabilities	2022 Private Warrant	Contingent earnout liabilities	Debt derivatives	RDO Warrants	Placement Agent Warrants	2024 Private Warrants	BEPO Warrants	BEPO Agent Warrants	July 2024 Private Warrants	August Inducement Warrants
	(In Thousands)
Fair value as of January 1, 2024	$127	$23	$1,456	$—	$10,891	$536	$—	$—	$—	$—	$—
Issuance of instruments	—	—	—	—	—	—	6,321	9,020	446	4,200	2,437
Change in fair value	(127)	(22)	(1,445)	—	(10,801)	(520)	(6,319)	(8,642)	(428)	(3,335)	(1,641)
Fair value as of December 31, 2024	$—	$1	$11	$—	$90	$16	$2	$378	$18	$865	$796

Fair value as of January 1, 2023	$888	$109	$17,414	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of instruments	—	—	—	13,890	10,891	536	—	—	—	—	—
Change in fair value	(761)	(86)	(15,958)	(8,485)	—	—	—	—	—	—	—
Extinguishment of debt derivatives in connection with debt extinguishment	—	—	—	(5,405)	—	—	—	—	—	—	—
Fair value as of December 31, 2023	$127	$23	$1,456	$—	$10,891	$536	$—	$—	$—	$—	$—

The fair value of the Private placement warrant liability, the 2022 Private Warrant liability, the Contingent earnout liability, the Debt derivative liability, the RDO Warrant liability, the Placement Agent Warrant liability, the 2024 Private Warrant liability, the BEPO warrant liability, the BEPO Agent Warrant liability, the July 2024 Private Warrant liability, and the August Inducement Warrant liability are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy.

In determining the fair value of the Private placement warrant liability, Contingent earnout liability, Debt derivative liability and the 2024 Private Warrant liability, the Company used the Monte Carlo simulation model using a distribution of potential outcomes on a weekly basis over the applicable periods that assumes optimal exercise of the Company’s redemption option at the earliest possible date (see Note 10, Equity Instruments).

In determining the fair value of the 2022 Private Warrant liability, RDO Warrant liability, Placement Agent Warrant liability, BEPO Warrant liability, BEPO Agent Warrant liability, July 2024 Private Warrant liability and August Inducement Warrant liability the Company used the Black-Scholes option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 10, Equity Instruments).

Note 5. Investments

Available-for-sale Investments

There were no available-for-sale investments as of December 31, 2024. Investments sold during the year ending December 31, 2024, had a realized loss of less than $0.1 million. The following table summarizes the Company’s AFS investments as of December 31, 2023. These are classified as “Short-term investments” on the consolidated balance sheets.

F-24

Velo3D, Inc.

Notes to Consolidated Financial Statements

	December 31, 2023
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)
Corporate bonds	6,717	—	(96)	6,621
Total available-for-sale investments	$6,717	$—	$(96)	$6,621

The following table presents the breakdown of the AFS investments in an unrealized loss position as of December 31, 2023.

	December 31, 2023
	Fair Value	Gross Unrealized Loss

Corporate bonds
Less than 12 months	$—	$—
12 months or longer	$6,621	$(96)
Total	$6,621	$(96)

There were no material realized gains or losses on AFS investments for the year ended December 31, 2023.

Note 6. Balance Sheet Components

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Trade Receivables	$7,130	$10,203
Less: Allowances for Doubtful Accounts	(3,407)	(620)
Total	$3,723	$9,583

Inventories

Inventories consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Raw materials	$29,386	$48,488
Work-in-progress	9,660	9,922
Finished goods	10,907	2,406
Total	$49,953	$60,816

The Company recorded $27.1 million in inventory reserves related to the valuation of inventory for the years ended December 31, 2024 and 2023.

F-25

Velo3D, Inc.

Notes to Consolidated Financial Statements

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Prepaid insurance and other	$1,724	$2,738
Vendor prepayments	612	1,262
Total	$2,336	$4,000

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Computers and software	$2,525	$2,549
Lab equipment and other equipment	11,011	8,075
Furniture and fixtures	206	206
Leasehold improvements	13,312	14,406
Total property, plant and equipment	27,054	25,236
Less accumulated depreciation and amortization	(12,784)	(8,910)
Property, plant and equipment, net	$14,270	$16,326

Depreciation expense for the years ended December 31, 2024 and 2023 was $4.0 million and $5.2 million, respectively.

The manufacturing facility operating lease at Campbell (McGlincy) was terminated on March 31, 2023, and is no longer in use. There were no significant asset retirement obligations. The Company accelerated depreciation of $0.4 million in leasehold improvements, which are included in depreciation expense, related to the Company’s exit from its two facilities at Campbell (Division) on December 31, 2023, which are no longer in use. The Company disposed of $2.1 million in fully-depreciated leasehold improvements during the year ended December 31, 2023.

Other Assets

Other assets consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Right of use assets	$8,774	$10,672
Net investment in sales type lease	2,712	—
Non-current contract assets	—	5,117
Non-current prepaid expenses and other assets	2,027	1,993
Total Other assets	$13,513	$17,782

F-26

Velo3D, Inc.

Notes to Consolidated Financial Statements

Accrued Expenses & Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Accrued expenses	$1,173	$1,948
Accrued salaries and benefits	560	2,277
Lease liability – current portion	1,778	2,266
Total accrued expenses and other current liabilities	$3,511	$6,491

Other Noncurrent Liabilities

Other noncurrent liabilities consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Lease liabilities - noncurrent portion	$8,475	$10,176
Other noncurrent liabilities	863	1,380
Total other noncurrent liabilities	$9,338	$11,556

Note 7. Equipment on Lease, Net

The equipment leased to customers had a cost basis of $4.6 million and accumulated depreciation of $0.9 million as of December 31, 2024. The total depreciation expense was $0.8 million and included in cost of revenue for the year ended December 31, 2024.

The equipment leased to customers had a cost basis of $7.4 million and accumulated depreciation of $0.8 million as of December 31, 2023. The total depreciation expense was $1.0 million and included in cost of revenue for the year ended December 31, 2023.

The equipment on lease initial lease terms are generally for 12 months and the Company has considered the possibility of renewals when determining the length of the contract and the expectation is that customers will not exercise any renewal or purchase options at the end of the lease. The Company has evaluated our customer history on renewals, returns and purchase options and have determined the operating lease period of 12 months is appropriate.

For the year ended December 31, 2024, one new leases was entered into and one equipment on leases with an aggregate carrying value of $1.6 million were reclassified from equipment on lease, net to finished goods inventory to be resold as the purchase options were not exercised.

As noted above, we are unsure of when the customer will return or renew leased equipment. Additionally, lessees do not provide residual value guarantees on equipment on lease. The future lease payments expected in 2025 are $1.1 million.

F-27

Velo3D, Inc.

Notes to Consolidated Financial Statements

Lease payments consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Equipment on lease payments	1,054	1,676

The Company entered into debt secured by certain leased equipment to customers in 2023. See Note 9, Long-term Debt, for a description of these financing arrangements.

Note 8. Leases

The Company leases its office and manufacturing facilities under four non-cancellable operating leases, with expiration dates ranging from 2024 to 2032. Each lease includes options to extend and a provision for renewal at the prevailing market rate at the time of renewal, as specified in the agreements.

As noted above in Note 6, Balance Sheet Components, the manufacturing facility operating lease at Campbell (“McGlincy”) was terminated on March 31, 2023, and is no longer in use. The Company’s right-of-use assets and lease liabilities related to McGlincy were amortized in full over the life of the lease. Additionally, the Company exited from its two facilities at Campbell (Division) on December 31, 2023, which are no longer in use, however the lease agreement was not terminated. On November 20, 2024, the Company exited the Augsburg Technology Center lease for which no lease termination costs were incurred.

Total ROU assets and lease liabilities are as follows:

	December 31,
	2024	2023
	(In thousands)
Right-of-use assets:
Net book value (Other assets)	$8,774	$10,672
Operating lease liabilities:
Current (Accrued expense and other current liabilities)	$1,612	$2,153
Noncurrent (Other noncurrent liabilities)	8,361	9,973
	9,973	12,126
Financing lease liabilities:
Current (Accrued expense and other current liabilities)	$142	$113
Noncurrent (Other noncurrent liabilities)	114	203
	$256	$316
Total lease liabilities	$10,229	$12,442

There were no impairments recorded related to these assets as of December 31, 2024 and 2023.

F-28

Velo3D, Inc.

Notes to Consolidated Financial Statements

Information about lease-related balances were as follows:

	December 31,
	2024	2023
	(In thousands, except years and percentages)
Operating lease expense	$2,830	$3,002
Financing lease expense	175	80
Short-term lease expense	195	314
Total lease expense	$3,200	$3,396
Cash paid for leases	$2,850	$2,827
Weighted – average remaining lease term – operating leases (years)	7.1	7.8
Weighted – average discount rate – operating leases	9.0%	8.8%

Maturity of operating lease liabilities as of December 31, 2024 are as follows:

(In thousands)
2025	2,390
2026	2,430
2027	2,400
2028	2,490
2029	2,585
Thereafter	6,194
Total operating lease payments	$18,489
Less portion representing imputed interest	(8,516)
Total operating lease liabilities	$9,973
Less current portion	1,612
Long-term portion	$8,361

Note 9. Long-Term Debt

Debt consisted of the following:

	December 31,
	2024	2023
	(In thousands)
Secured notes	$5,666	$33,516
Deferred financing costs	—	(384)
Total	$5,666	$33,132
Debt – current portion	5,666	21,191
Long-term debt – less current portion	$—	$11,941

Secured Convertible Notes — On August 10, 2023, the Company entered into the Securities Purchase Agreement with High Trail Investments ON LLC and an affiliated institutional investor (together, the “Investors”) pursuant to which the Company agreed to issue and sell in an offering up to $105 million aggregate principal amount of senior secured convertible notes (the “Secured Convertible Notes”). On August 14, 2023, the Company issued $70 million aggregate principal amount of Secured Convertible Notes to the Investors. In addition, the Company granted the Investors the right to purchase up to an additional $35 million aggregate principal amount of the Secured Convertible Notes so long as the notice to exercise such option was provided no later than August 14, 2024. The Secured Convertible Notes bore interest at 6.00% per annum, payable quarterly in cash on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2023, and would mature on August 1, 2026. The Secured Convertible Notes included covenants requiring the Company to, among others things, maintain minimum levels of quarterly revenue through the quarter ended June 30, 2026.

F-29

Velo3D, Inc.

Notes to Consolidated Financial Statements

Beginning on January 1, 2024, the Investors had the option to require the Company to repay principal on the Secured Convertible Notes quarterly pursuant to the terms of the Secured Convertible Notes at a repayment price equal to 115% of the Secured Convertible Notes principal balance repaid plus accrued interest. The repayments were calculated at a rate of 12.5% of 115% of the principal balance and would reduce the principal balance of the Secured Convertible Notes by the amount repaid divided by a rate of 1.15. The end of term maturity balance was the principal balance of the Secured Convertible Notes multiplied by 115% (the “Secured Convertible Notes Maturity Balance”). The Secured Convertible Notes were convertible based on a conversion rate of 42.9830 shares of Common Stock per $15,000 principal amount of Secured Convertible Notes (equivalent to a conversion price of approximately $23.25 per share of the Common Stock).

The Company used approximately $22.4 million of the net proceeds from the offering of the Secured Convertible Notes to repay all $21.9 million of outstanding principal and $0.3 million of accrued interest under the Company’s Revolving Credit Line and Equipment Loan which resulted in a loss of $0.2 million expensed within “Loss on debt extinguishment”.

The Company incurred deferred financing costs of $4.1 million related to the Secured Convertible Notes, which were capitalized upon issuance and were being accreted over the term of the Secured Convertible Notes using the effective interest rate method with $0.6 million included in “Interest expense” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2023. The unamortized deferred financing costs of $3.5 million, were expensed within “Loss on debt extinguishment” upon the cancellation and exchange of the Secured Convertible Notes for the Secured Notes.

Additionally, the Company was capitalizing discounts of $24.4 million against the carrying value of the Secured Convertible Notes and amortizing the discounts over the term of the Secured Convertible Notes using the effective interest rate method. The $24.4 million discount included $13.9 million related to debt derivatives, $10.5 million related to the Secured Convertible Notes maturity balance, with $4.7 million amortized interest expense for the year ended December 31, 2023. The unamortized discount was $19.7 million and was expensed within “Loss on debt extinguishment” upon the extinguishment and termination of the Secured Convertible Notes.

As of December 31, 2023, the Company had no outstanding balance, no unamortized discount, or unamortized deferred loan fees due to the cancellation of the Secured Convertible Notes in connection with the issuance of the Secured Notes. During the year ended December 31, 2023, the Company had paid $1.9 million in interest and incurred a total of $7.2 million in interest expense related to the Secured Convertible Notes. The effective interest rate was 41.1% for the year ended December 31, 2023.

Secured Notes — On November 27, 2023, the Company entered into the Securities Exchange Agreement (the “Exchange Agreement”) with the Investors, pursuant to which the Company made a cash payment to the Investors of $16.3 million to repay $12.5 million of aggregate principal amount of the Secured Convertible Notes, together with $1.3 million of accrued and unpaid interest. The remaining Secured Convertible Notes were exchanged for $57.5 million aggregate principal amount of new senior secured notes due 2026 (the “Secured Notes”) and 666,667 shares of Common Stock with a fair market value of $9.4 million at issuance. The remaining Secured Convertible Notes maturity balance of $8.0 million was recognized as a gain within “Loss on debt extinguishment” and was partially offset by $0.2 million of financing costs paid to the Investors. The Secured Notes bore interest at 6.00% per annum, payable quarterly in cash on January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2024, and would mature on August 1, 2026. The Company was required to repay the principal on the Secured Notes at a repayment price equal to 120% of the Secured Notes principal balance repaid plus accrued interest. The Secured Notes included covenants requiring the Company to maintain a minimum of $35 million of unrestricted cash and cash equivalents and to maintain minimum levels of available cash, calculated monthly based on a rolling three-month lookback period beginning with the three-month period ending on December 31, 2023.

F-30

Velo3D, Inc.

Notes to Consolidated Financial Statements

On December 27, 2023, the Company entered into note amendment to its Secured Notes with the Investors, pursuant to which the Company made a cash payment to the note holders of $25.0 million to repay approximately $20.8 million of aggregate principal amount of the Secured Notes, together with accrued and unpaid interest. The amendment was determined to be a modification of the Secured Notes. The amended Secured Notes eliminated the requirement to pay a principal amount of Secured Notes on January 1, 2024, eliminated the requirement to maintain a minimum of $35.0 million of unrestricted cash and cash equivalents, and deferred the requirement to, on or before December 31, 2023, establish a new “at-the-market” offering program (or increase the Company’s existing “at-the-market” offering program) with aggregate available, accessible and unused capacity to generate gross proceeds to the Company of at least $75.0 million as of December 31, 2023 to January 31, 2024.

On April 1, 2024, the Company entered into a second note amendment (the “Second Note Amendment”) to its Secured Note with the Investors. Pursuant to the Second Note Amendment, the Company made cash payments, the first of which was $5.0 million on April 1, 2024 which redeemed approximately $4.2 million of aggregate principal amount, and another cash payment of $5.5 million on April 15, 2024 which redeemed approximately $4.6 million of principal. In connection with the Second Note Amendment, the Company issued to the Investors warrants to purchase 41,808 shares of the Company’s common stock that became exercisable 45 days after the original issuance date at an exercise price of $239.22 per share. The Investors may exercise the Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20.

On July 1, 2024, the Company entered into a third note amendment to the Secured Notes with the Investors (the “Third Note Amendment”). Pursuant to the Third Note Amendment, the Company and the Investors agreed to defer the July 1, 2024 partial redemption payment of $10.5 million (the “July Redemption Payment”) over a period of ten equal monthly payments commencing August 1, 2024. The July Redemption Payment was to be paid monthly at a Repayment Price of $1,050,000 with $875,000 in aggregate principal amount of the Secured Notes redeemed. In addition to the July Redemption Payment, on the first day of each three-month period beginning on October 1, 2024 (a “Partial Redemption Date”), the Company was to redeem a portion of the principal amount of the Secured Notes at the Repayment Price plus accrued and unpaid interest, unless the Investors cancel or waive such redemption. The aggregate principal amount of the Secured Notes that would have been redeemable on a Partial Redemption Date was $8,750,000 for a Repayment Price of $10,500,000. During August and September 2024, the Company received extensions from the Investors for the July Redemption Payment through October 4, 2024.

In connection with the Third Note Amendment, the Company issued to the Investors warrants to purchase 110,000 shares of the Company’s common stock that became exercisable on the original issuance date at an exercise price of $45.00 per share. The Investors may exercise the Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20.

The Third Note Amendment and concurrent issuance of warrants constituted a substantial change to the Secured Notes resulting in a debt extinguishment. As a result of the debt extinguishment, the Company derecognized the carrying value of the Secured Notes as of June 30, 2024 (“Old Notes”) while concurrently recognizing the carrying of the of the Secured Notes giving effect to the Third Note Amendment (“New Notes”). The Old Notes had a carrying value of $33.5 million as of June 30, 2024. The Company also had unamortized deferred financing costs of $0.3 million and discounts against the carrying value of the Old Notes of $8.6 million. The carrying value, deferred financing costs and discounts were derecognized as of July 1, 2024. Concurrently, the New Notes were recognized with a carrying value of $27.9 million. The difference in the carrying value of the Old Debt, net of deferred financing costs and discounts, in comparison to the New Debt totaling $3.3 million was expensed within “Loss on debt extinguishment.” The issuance of warrants to the Investors in connection with the Third Note Amendment constituted new fees paid to the existing lender. The fair value of these warrants at the time of issuance was approximately $4.2 million and was also expensed within “Loss on debt extinguishment.”

F-31

Velo3D, Inc.

Notes to Consolidated Financial Statements

Following the Third Note Amendment, the Company made one payment on September 16, 2024 of approximately $0.6 million which redeemed $0.5 million of aggregate principal amount. The Company was unable to make the contractual payments on the Partial Redemption Dates or continue to repay the July Redemption Payment citing financial difficulties and liquidity issues. Specifically, it was determined that defaults and events of default exist under the Notes including those relating to the Company’s failure to (1) make required partial redemption payments since September 2024, (2) make payments of interest since September 2024, (3) deliver required compliance certificates and notices and (4) timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2024, among other matters (collectively, the “Specified EoDs”).

On December 9, 2024, Arrayed Notes Acquisition Corp. (“Arrayed”), a subsidiary of Arrayed Additive, Inc. purchased the Secured Notes from the Investors. The Company and Arrayed entered into a forbearance agreement where Arrayed forbore from taking any enforcement action as a result of the occurrences and/or continuation of any specified events of default.

On December 24, 2024, the Company and Arrayed entered into a debt for equity exchange transaction (the “Exchange”) wherein the Company issued 12,343,423 shares of the Company’s common stock, in exchange for the payment of $26.9 million under the Secured Notes which redeemed approximately $22.4 million of aggregate principal amount plus $0.4 million of accrued interest.

The fair value of the common stock issued in the Exchange transaction was $24.6 million. The difference between the amount of the debt extinguished in comparison to the fair value of the common stock issued, totaling approximately $2.6 million, was recorded as a gain within the “Loss on debt extinguishment” line item of the consolidated financial statements.

The Secured Notes contain customary affirmative and negative covenants (including covenants that limit the Company’s ability to incur debt, make investments, transfer assets, engage in certain transactions with affiliates and merge with other companies). Furthermore, if an event of default occurs, the holders of the Secured Notes may declare the Secured Notes due and payable for cash in an amount equal to the Event of Default Acceleration Amount as defined in the Secured Notes. If an event of default occurs and the Company fails to pay the Event of Default Acceleration Amount when due in accordance with the Secured Notes, then the holders may elect to receive such unpaid portion of the Event of Default Acceleration Amount, entirely or partially, in shares of Common Stock calculated based on dividing Event of Default Acceleration Amount by the lowest of the 10 daily volume weighted average prices of the Common Stock immediately prior to the applicable event of default stock payment date.

The Secured Notes bear interest at 6.00% per annum, payable quarterly in cash on January 1, April 1, July 1 and October 1 of each year, and will mature on August 1, 2026. When the Company repays principal on the Secured Notes pursuant to the terms of the Secured Notes, it will be required to pay 120% of the principal amount repaid (the “Repayment Price”) plus accrued and unpaid interest. .

The Secured Notes include terms that provide the Arrayed seniority over other unsecured obligations in any settlement negotiations in the event of liquidation. Additionally, the Secured Notes contain redemption features in the event of default or a fundamental change in control that would make the Secured Notes immediately callable at a predetermined rate as described in the Secured Notes. The redemption features are settled in cash.

The Company previously incurred deferred financing costs of $0.5 million related to the Secured Notes, which were capitalized upon issuance and were being accreted over the term of the Secured Notes using the effective interest rate method and are included in “Interest expense” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The remaining unamortized balance of the Old Notes was expensed in connection with the extinguishment resulting from the Third Note Amendment. As of December 31, 2024, there is no remaining unamortized balance of deferred financing costs included in Debt — current portion on the balance sheets.

Additionally, the Company was accreting discounts of $17.8 million and had capitalized it to the carrying value of the Secured Notes over the term of the Secured Notes using the effective interest rate method with $13.3 million amortized to interest expense for the year ended December 31, 2024. The remaining unamortized balance of the Old Notes was expensed within “Loss on debt extinguishment” in connection with the extinguishment resulting from the Third Note Amendment. As of December 31, 2024, the unamortized discount of the New Notes was $0.3 million, which includes the difference between the principal and the Repayment Price. For the year ended December 31, 2024, the Company paid $1.2 million in interest and incurred a total of $15.4 million in interest expense related to the Secured Notes. The effective interest rate fluctuated during the year ended December 31, 2024 due to the varying amendments and resulting modifications or extinguishments resulting from these amendments. Following the Exchange, the effective interest rate was 27.7%.

F-32

Velo3D, Inc.

Notes to Consolidated Financial Statements

The future minimum aggregate payments for the above borrowings are equal to the expected payments made following the Exchange, beginning are as follows as of December 31, 2024:

(In thousands)
2025	$5,993
2026	—
$5,993

As of December 31, 2024 and the issuance date of the audited consolidated financial statements, the Company was not in compliance with all covenants.

Revolving Credit Line — During the year ended December 31, 2022, the Company entered into modification agreements that made certain modifications to the third amended and restated loan and security agreement. The modification agreements, among other things, extended the maturity date of the revolving line of credit, and increased the amount of the revolving credit line to $30.0 million. As of December 31, 2022, the Company had $27.0 million of the revolving credit line undrawn and deferred loan fees of less than $0.2 million.

In 2023, the Company’s drew $14.0 million on the revolving credit facility with a variable interest rate of the greater of 5.50% or Prime Rate plus 0.75% and due on December 31, 2024. The outstanding principal of $17.0 million was repaid upon the issuance of the Secured Convertible Notes. As of December 31, 2023, the Company had no outstanding balance, remaining revolving credit line availability, or deferred loan fees.

The effective interest rate was 15.8% and 5.7% for the year ended December 31, 2023 and 2022, respectively. Interest expense for the year ended December 31, 2023 was $0.6 million which included an additional $0.1 million for final payments made during the extinguishment of the Revolving Credit Line.

Equipment Loan — On July 25, 2022, the Company entered into a joinder and fourth loan modification agreement that made certain modifications to its third amended and restated loan and security agreement, including establishing a secured equipment loan facility of up to $15.0 million, secured by equipment leased to customers, available through December 31, 2023 with a variable interest rate of the greater of Prime rate or 3.25% and terms of three years.

As of December 31, 2022, the Company had executed a total of $8.0 million in equipment loan advances. For the year ended December 31, 2022, $2.1 million in principal payments were made on the equipment loan advances for an outstanding balance of $5.4 million as of December 31, 2022.

For the year ended December 31, 2023, the Company executed a total of $1.6 million in equipment loan advances and made $2.0 million in principal payments. The outstanding principal of $4.9 million was repaid upon the issuance of the Secured Convertible Notes. As of December 31, 2023, the Company had no outstanding balance, remaining equipment loan availability, or deferred loan fees.

The effective interest rate of the equipment loans was 12.6% for the years ended December 31, 2023. Interest expense for the year ended December 31, 2023 was $0.6 million which included an additional $0.3 million for final payments made during the extinguishment of the Equipment Loan.

F-33

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 10. Equity Instruments

Common stock

Our authorized share capital consists of 500,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of December 31, 2024, we had 12,993,962 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders but are not entitled to cumulative voting rights, are entitled to receive ratably such dividends as may be declared by the Company’s Board of Directors out of funds legally available therefor subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock in the event of the Company’s liquidation, dissolution, or winding up, have no preemptive rights and no right to convert their common stock into any other securities, and have no redemption or sinking fund provisions applicable to the common stock.

April 2024 Securities Purchase Agreement

On April 10, 2024, the Company entered into securities purchase agreements (the “BEPO Purchase Agreements”) with certain investors (collectively, the “Purchasers”). The BEPO Purchase Agreements relate to the sale and issuance, on a reasonable best efforts basis (collectively, the “BEPO Offering”), by the Company of an aggregate of: (i) 65,307 shares of the Company’s common stock and (ii) warrants to purchase up to 65,307 shares of common stock (the “BEPO Warrants”). The offering price per share of common stock and the exercise price of the accompanying BEPO Warrants is $183.75.

On April 12, 2024, the Company completed the BEPO Offering, resulting in gross proceeds to the Company of approximately $12 million. The Company used the net proceeds from the BEPO Offering primarily for funding working capital and capital expenditures and other general corporate purposes, including repayment of a portion of the Company’s Secured Notes.

In connection with the BEPO Offering, on April 10, 2024, the Company also entered into a placement agency agreement (the “BEPO Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “BEPO Placement Agent”). Pursuant to the terms of the BEPO Placement Agency Agreement, the BEPO Placement Agent agreed to arrange for the sale of the shares of common stock and the warrants. The Company paid the BEPO Placement Agent a cash fee equal to 7.0% of the aggregate purchase price paid by the Purchasers in connection with sales and reimbursed the BEPO Placement Agent for certain of its expenses in an aggregate amount of $150,000. In addition, the Company issued Placement Agent warrants (the “BEPO Agent Warrants”) to purchase such number of shares of common stock equal to 5.0% of the aggregate number of shares of common stock sold in the BEPO Offering, or an aggregate of 3,266 shares of common stock. The BEPO Agent warrants are exercisable immediately upon issuance and have substantially the same terms as the BEPO Warrants, except that the BEPO Agent Warrants have an exercise price of $202.125 per share (representing 110% of the offering price per share of common stock and accompanying warrant) and will expire five years from the commencement of the sales pursuant to the BEPO Offering.

F-34

Velo3D, Inc.

Notes to Consolidated Financial Statements

Common Stock Reserved for Future Issuance

Shares of common stock reserved for issuance on an “as if converted” basis were as follows:

	December 31,
	2024	2023
	(share data)
Common stock warrants	366,946	97,039
Shares available for future grant under 2021 Equity Incentive Plan	46,456	30,555
Reserved for At-the-Market offering	5,383	5,383
Reserved for employee stock purchase plan	18,958	14,042
Total shares of common stock reserved	437,743	147,019

In February 2023, the Company entered into a sales agreement (the “ATM Sales Agreement”) with Needham & Company, LLC (“Needham”), as agent, pursuant to which the Company may offer and sell, from time to time through Needham, up to $40.0 million shares of its common stock pursuant to a shelf registration statement on Form S-3 (the “Shelf Registration Statement”) and the related prospectus supplement and accompanying base prospectus, and in connection therewith, the Company reserved 38,095 shares of common stock for issuance under the ATM Sales Agreement. On January 31, 2024, the Company filed an amendment to the prospectus supplement increasing the aggregate dollar amount of shares available to be sold from time to time pursuant to the ATM Sales Agreement to $75 million. During the year ended December 31, 2024, the Company sold no shares pursuant to the ATM sales agreement.

The shares available for future grant under the 2021 EIP are net of any un-exercised stock options (vested and unvested) and unvested restricted stock units (“RSUs”) outstanding that may convert to common stock in the future upon exercise or vesting as of December 31, 2024 and 2023.

Common Stock Warrant liabilities

Following the Merger, 16,429 publicly-traded warrants (the “Public Warrants”) and 8,477 private placement warrants (the “Private Placement Warrants”), issued to Spitfire Sponsor, LLC (the “Sponsor”), all of which were issued in connection with JAWS Spitfire’s initial public offering (“IPO”), became exercisable for one share of the Company’s Common Stock at an exercise price of $6,037.50 per share. During the year ended December 31, 2024, there were no Public Warrants or Private Placement Warrants exercised. The Public Warrants are publicly traded and are exercisable for cash, unless certain conditions occur, such as redemption by the Company under certain circumstances, at which time the Public Warrants may be exercised on a cashless basis. The Private Placement Warrants are non-redeemable for cash so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In conjunction with the joinder and fourth loan modification agreement on July 25, 2022, we issued to Silicon Valley Bank warrants to purchase up to 134 shares of the Company’s common stock at an exercise price of $1,344.00 per warrant share (the “2022 Private Warrant”). The 2022 Private Warrant is exercisable until July 24, 2034 and allow cashless exercise in whole or part.

On December 29, 2023, the Company issued warrants to purchase 68,573 shares of Common Stock at an exercise price of $299.25 per warrant share (the “RDO Warrants”) in the Registered Direct Offering. Additionally, the Company issued warrants to purchase 3,429 shares of Common Stock at an exercise price of $325.50 per warrant share (the “Placement Agent Warrants” and, together with the Public Warrants, the Private Placement Warrants, the 2022 Private Warrant, and the RDO Warrants the “Common Stock Warrants”). The RDO Warrants and Placement Agent Warrants are exercisable until December 29, 2028.

F-35

Velo3D, Inc.

Notes to Consolidated Financial Statements

In connection with the BEPO Offering, the Company issued BEPO Warrants to purchase up to an aggregate of 65,307 shares of common stock. The BEPO Warrants are immediately exercisable at an exercise price of $183.75 per share and will expire on the five year anniversary of the date of issuance. In connection with the BEPO Placement Agency Agreement, we also issued BEPO Agent Warrants to purchase up to 3,266 shares of common stock. The BEPO Agent Warrants are exercisable at an exercise price of $202.125 per share and will expire on the five year anniversary of the date of issuance.

In connection with the Second Note Amendment, on April 1, 2024, the Company also entered into a letter agreement (the “Letter Agreement”) with the Investors pursuant to which the Company issued to the Investors warrants (the “2024 Private Warrants”) to purchase up to an aggregate of 41,808 shares of Common Stock. The 2024 Private Warrants became exercisable 45 days after the original issuance date (the “Initial Exercise Date”), are exercisable at an exercise price of $239.22 per share and will expire on the one year anniversary of the later of (i) the Initial Exercise Date and (ii) the date on which the Resale Registration Statement (as defined in the Letter Agreement) is declared effective by the SEC. The Investors may exercise the 2024 Private Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20. The 2024 Private Warrants may also be exercised on a cashless basis under certain circumstances.

In connection with the Third Note Amendment, on July 1, 2024, the Company also entered into a letter agreement with the Investors pursuant to which the Company issued to the Investors warrants (the “July 2024 Private Warrants”) to purchase up to an aggregate of 110,000 shares of Common Stock. The July 2024 Private Warrants became exercisable 45 days after the original issuance date, are exercisable at an exercise price of $37.50 per share and will expire on the five year anniversary of the issuance date. The Investors may exercise the 2024 Private Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20. The July 2024 Private Warrants may also be exercised on a cashless basis under certain circumstances.

On August 12, 2024, the Company entered into a warrant inducement with certain warrant holders. Pursuant to the Inducement Agreement, the holders of the Existing Warrants agreed to reduce the exercise price of their Existing Warrants totaling 49,524, from $296.70 per share to $34.20 per share. Additionally, the Company agreed to issue registered warrants with an exercise price of $34.20 per share to purchase 99,048 shares of Common Stock (the “August Inducement Warrants”) and will expire on the five year anniversary of the issuance date. The August Inducement Warrants may also be exercised on a cashless basis under certain circumstances.

The Company evaluated the Common Stock Warrants, and concluded that they all do not meet the criteria to be classified within stockholders’ equity. The reason of the warrants being classified as a liability is because of “Provision (ii) in the event of a Fundamental Transaction it is not an acceptable measure for the Company’s stock price in a fixed-for-fixed option pricing model.” The warrant agreement governing the Public Warrants and Private Placement Warrants includes a provision, the application of which could result in a different settlement value for the Common Stock Warrants depending on their holder. The Private Placement Warrants are not considered to be “indexed to the Company’s own stock.” In addition, the warrant agreement includes a provision that provides that in the event of a tender or exchange offer accepted by holders of more than 50.0% of the outstanding shares of the common stock, all holders of the Public Warrants and the Private Placement Warrants would be entitled to receive cash for all of their Public Warrants and Private Placement Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Public Warrant and Private Placement Warrant holders would be entitled to cash, while only certain of the holders of the common stock may be entitled to cash. These provisions preclude us from classifying the Public Warrants and Private Placement Warrants in stockholders’ equity. The 2022 Private Warrant, the RDO Warrants, Placement Agent Warrants, BEPO Warrants, BEPO Agent Warrants, July 2024 Private Warrants and August Inducement Warrants also contain similar provisions on the treatment in the event of a qualifying cash tender offer that preclude us from classifying the 2022 Private Warrants, the RDO Warrants, Placement Agent Warrants, BEPO Warrants, BEPO Agent Warrants, July 2024 Private Warrants and August Inducement Warrants in stockholders’ equity.

F-36

Velo3D, Inc.

Notes to Consolidated Financial Statements

Warrants to purchase an equal number of shares of common stock of 366,946 and 97,042 were exercisable as of December 31, 2024 and December 31, 2023, respectively. The Private Placement Warrants, the Public Warrants, the 2022 Private Warrant, the RDO Warrants, the Placement Agent Warrants, 2024 Private Warrants, BEPO Warrants, BEPO Agent Warrants, July 2024 Private Warrants and August Inducement Warrants to purchase shares of common stock are liability classified and recorded at fair value on the issue date with periodic remeasurement. Warrants for shares of common stock consisted of the following:

	December 31, 2024
	Issue Date	Expiration Date	Number of Warrants	Exercise Price per warrant	Fair Value on Issue Date per warrant	Fair Value on December 31, 2024
Private Placement Warrants - Common Stock	12/02/2020	09/29/2026	8,477	$6,037.50	$1,050.00	$—
Public Warrants - Common Stock	12/02/2020	09/29/2026	16,429	$6,037.50	$1,732.50	$—
2022 Private Warrant - Common Stock	07/25/2022	07/24/2034	134	$1,344.00	$1,275.75	$1,102
RDO Warrants - Common Stock	12/29/2023	12/29/2028	19,048	$299.25	$157.50	$90,469
Placement Agent Warrants - Common Stock	12/29/2023	12/29/2028	3,429	$326.25	$157.50	$15,835
2024 Private Warrants - Common Stock	4/1/2024	5/16/2025	41,808	$199.35	$151.20	$2,007
BEPO Warrants - Common Stock	4/12/2024	4/12/2029	65,307	$183.75	$138.15	$377,750
BEPO Agent Warrants - Common Stock	4/12/2024	4/12/2029	3,266	$202.20	$136.65	$18,477
July 2024 Private Warrants - Common Stock	7/01/2024	7/01/2029	110,000	$37.50	$38.25	$864,995
August Inducement Warrants - Common Stock	8/13/2024	08/12/2029	99,048	$34.20	$24.60	$796,239
			366,946			$2,166,874

	December 31, 2023
	Issue Date	Expiration Date	Number of Warrants	Exercise Price per warrant	Fair Value on Issue Date per warrant	Fair Value on December 31, 2023
Private Placement Warrants - Common Stock	12/02/2020	09/29/2026	8,477	$6,037.50	$1,050.00	$127
2022 Private Warrant - Common Stock	07/25/2022	07/24/2034	134	$1,344.00	$1,275.75	$23
Public Warrants - Common Stock	12/02/2020	09/29/2026	16,429	$6,037.50	$1,732.50	$258
RDO Warrants - Common Stock	12/29/2023	12/29/2028	68,573	$299.25	$157.50	$10,891
Placement Agent Warrants - Common Stock	12/29/2023	12/29/2028	3,429	$326.25	$157.50	$536
			97,042			$11,835

Private Placement Warrants - Common Stock

Concurrently with JAWS Spitfire’s IPO, 8,477 Private Placement Warrants were issued to the Sponsor at $30.00 per warrant. Each Private Placement Warrant is exercisable to purchase one share of common stock at a price of $6,037.50 per share. Subject to certain exceptions, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. As of December 31, 2024, the number of Private Placement Warrants issued was 8,477.

F-37

Velo3D, Inc.

Notes to Consolidated Financial Statements

2022 Private Warrant - Common Stock

In conjunction with the joinder and fourth loan modification agreement on July 25, 2022, the Company issued to Silicon Valley Bank, warrants to purchase up to 134 shares of the Company’s common stock at an exercise price of $1,344.00 per warrant share. The 2022 Private Warrant is exercisable until July 24, 2034 and allows cashless exercise in whole or part.

RDO Warrants - Common Stock

In conjunction with the capital raise on December 29, 2023, the Company issued to multiple institutional investors, warrants to purchase up to 68,571 shares of the Company’s common stock at an exercise price of $299.25 per warrant share . The RDO Warrants are exercisable until December 29, 2028 and allows cashless exercise in whole or part.

Placement Agent Warrants - Common Stock

In conjunction with the capital raise on December 29, 2023, the Company issued to the placement agent, warrants to purchase up to 3,429 shares of the Company’s common stock at an exercise price of $325.50 per warrant share . The Placement Agent Warrants are exercisable until December 29, 2028 and allows cashless exercise in whole or part.

Public Warrants - Common Stock

In conjunction with the JAWS Spitfire IPO, 65,715 units were issued to public investors at $5,250.00 per unit. Each unit consisted of one JAWS Spitfire Class A ordinary share and one-fourth of one warrant. Each Public Warrant is exercisable to purchase shares of common stock at $6,037.50 per share. As of December 31, 2024, the number of Public Warrants issued was 16,429.

The Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on December 7, 2021. The Public Warrants will expire 5 years after the completion of the Merger or earlier upon redemption or liquidation.

Common Stock Warrant Liabilities

The liability for warrants on common stock carried at fair value was as follows:

	December 31,
	2024	2023
	(In thousands)
Beginning Balance	$11,835	$2,745
Issuance of common stock warrant in connection with financing	22,425	11,428
Loss on fair value of warrants	(32,093)	(2,338)
Ending Balance	$2,167	$11,835

The liabilities associated with the Private Placement Warrants, 2022 Private Warrant, RDO Warrants, and Placement Agent Warrants were subject to remeasurement at each balance sheet date using the Level 3 fair value inputs and the Public Warrants were subject to remeasurement at each balance sheet date using the latest trading price of the warrants for the years ended December 31, 2024 and 2023.

F-38

Velo3D, Inc.

Notes to Consolidated Financial Statements

Private Placement Warrant - Fair Value Assumption

The fair value of the private placement common stock warrant liability was $0 as of December 31, 2024 as the publicly traded price was $0.00 as of December 31, 2024. The assumptions used in the Monte Carlo simulation model for the recurring valuation of the private placement common stock warrant liability were as follows:

	As of December 31, 2024	As of December 31, 2023
Current stock price	$—	$208.80
Expected volatility	—%	105.0%
Risk-free interest rate	—%	4.1%
Dividend yield	—%	—%
Expected term (in years)	—	2.75

Expected volatility: The volatility is determined iteratively, such that the concluded value of the Public Warrant is equal to the traded price.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrants are expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the common stock warrants.

2022 Private Warrant, RDO Warrants, Placement Agent Warrants - Fair Value Assumptions

The fair value assumptions used in the Black-Scholes simulation model for the recurring valuation of the 2022 Private Warrant, the RDO Warrants, and the Placement Agent Warrants liabilities were as follows:

	As of December 31, 2024	As of December 31, 2023
Current stock price	$10.20	$210.00
Expected volatility	139.9%	108.3%
Risk-free interest rate	4.3%	3.8% - 3.9%
Dividend rate	—%	—%
Expected Term (years)	4.00	5 - 10.57

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

F-39

Velo3D, Inc.

Notes to Consolidated Financial Statements

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

2024 Private Warrants - Fair Value Assumptions

The fair value assumptions used in the Monte Carlo simulation model for the valuation of the 2024 Private Warrants liability was as follows:

As of December 31, 2024
Current stock price	$10.20
Expected volatility	191.6%
Risk-free interest rate	4.2%
Dividend rate	—%
Expected Term (years)	0.37

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

The fair value assumptions used in the Black-Scholes simulation model for the valuation of the BEPO Warrant and the BEPO Agent Warrant liabilities were as follows:

As of December 31, 2024
Current stock price	$10.20
Expected volatility	139.9%
Risk-free interest rate	4.4%
Dividend rate	—%
Expected Term (years)	4.28

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

F-40

Velo3D, Inc.

Notes to Consolidated Financial Statements

August Inducement Warrants - Fair Value Assumptions

The fair value assumptions used in the Black-Scholes simulation model for the valuation of the August Inducement Warrant liabilities were as follows:

As of December 31, 2024
Current stock price	$10.20
Expected volatility	139.9%
Risk-free interest rate	4.4%
Dividend rate	—%
Expected Term (years)	4.62

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

July 2024 Private Warrants - Fair Value Assumptions

The fair value assumptions used in the Black-Scholes simulation model for the valuation of the July 2024 Private Warrant liabilities were as follows:

As of December 31, 2024
Current stock price	$10.20
Expected volatility	139.9%
Risk-free interest rate	4.4%
Dividend rate	—%
Expected Term (years)	4.50

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

F-41

Velo3D, Inc.

Notes to Consolidated Financial Statements

Contingent Earnout Liabilities

The contingent earnout liability is for Earnout Shares for pre-closing Legacy Velo3D equity holders (as defined in the Business Combination Agreement as holders of Legacy Velo3D shares, Legacy Velo3D warrants, Legacy Velo3D convertible notes and Legacy Velo3D options immediately prior to the closing date) (“Eligible Legacy Velo3D Equityholders”). The Eligible Legacy Velo3D Equityholders will be entitled to Earnout Shares, pursuant to which they will receive (i) 5.0% of the total number of shares of Common Stock outstanding at the Closing if the shares of Common Stock trade at or above $6,562.50 for 20 or more trading days in any 30 trading-day period, and (ii) an additional 5.0% of the total number of shares of Common Stock outstanding at the Closing if the shares of Common Stock trade at or above $7,875.00 for 20 or more trading days in any 30 trading-day period (the “Triggering Events”). The earnout is subject to a five-year earnout period and early trigger upon certain change of control events.

During the time period between Closing and the five-year anniversary of the Closing Date, Eligible Legacy Velo3D Equityholders may receive up to 41,444 shares of additional Common Stock, which is based on two tranches or 20,722 per tranche as noted above. The Earnout Shares issuable to holders of employee stock options are accounted as stock-based compensation expense as they are subject to forfeiture based on the satisfaction of certain employment conditions. See Note 11, Equity Incentive Plans & Stock Based Compensation, for further discussion.

The estimated fair value of the contingent earnout liabilities at the Closing Date was $120.8 million based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earnout Period using the most reliable information available. The change in fair value of contingent earnout liabilities are recognized in the consolidated statement of operations and comprehensive income (loss).

The rollforward for the contingent earnout liabilities was as follows:

	December 31,
	2024	2023
	(In thousands)
Beginning Balance	$1,456	$17,414
Change in fair value of contingent earnout liabilities	(1,445)	(15,958)
Ending Balance	$11	$1,456

Assumptions used in the fair value of the contingent earnout liabilities are described below.

	As of December 31, 2024	As of December 31, 2023
Current stock price	$10.20	$210.00
Expected volatility	161.2%	105.0%
Risk-free interest rate	4.2%	4.1%
Dividend yield	—%	—%
Expected Term (years)	1.75	2.75

Expected volatility: The expected volatility was derived from the implied volatility of the Company’s publicly traded common stock.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the Earnout Shares.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

F-42

Velo3D, Inc.

Notes to Consolidated Financial Statements

Expected term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the Earnout Shares.

Note 11. Equity Incentive Plans & Stock-Based Compensation

In 2014, the Company adopted its 2014 equity incentive plan (the “2014 Plan”) which provides for the granting of stock options, restricted stock awards and stock appreciation rights to employees, directors, and consultants of the Company.

Awards granted under the 2014 Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of stock options grants shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s Board of Directors. Awards generally vest based on continuous service over four years. Awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the 2021 Plan (as defined below).

In 2021, the Company adopted its 2021 Equity Incentive Plan (the “2021 EIP”) which provides for the granting of stock options, restricted stock units (“RSUs”) and stock appreciation rights to employees, directors, and consultants of the Company. The Company initially reserved 81,460 shares of its common stock for issuance under the 2021 EIP. In April 2024, pursuant to the evergreen provisions of the 2021 EIP, the Company registered an additional 24,612 shares of common stock for issuance under the 2021 EIP.

As of December 31, 2024, the Company has an allocated reserve of 46,456 shares of its common stock for issuance under the 2021 EIP.

In addition, the Company adopted its 2021 Employee Stock Purchase Plan (“2021 ESPP”). The Company initially reserved 6,978 shares of its common stock for issuance under the 2021 ESPP. In March 2022, pursuant to the evergreen provisions of the 2021 ESPP, the Company registered an additional 3,491 shares of common stock for issuance under the 2021 ESPP.

In March 2023, pursuant to the evergreen provisions of the 2021 ESPP, the Company registered an additional 3,573 shares of common stock for issuance under the 2021 ESPP. In April 2024, pursuant to the evergreen provisions of the 2021 ESPP, the Company registered an additional 4,917 shares of common stock for issuance under the 2021 ESPP.

As of December 31, 2024, the Company has an allocated reserve of 18,958 shares of its common stock for issuance under the 2021 ESPP. As of December 31, 2024, the Company had not begun any offering periods for the 2021 ESPP.

Awards granted under the 2021 EIP generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of stock options grants shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s Board of Directors. Awards generally vest based on continuous service over 4 years. Awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the 2021 Plan.

F-43

Velo3D, Inc.

Notes to Consolidated Financial Statements

Stock options

Activity under the Company’s stock option plans is set forth below:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
	(In thousands)	(Per Share Data)	(Years)
Outstanding as of December 31, 2022	33	$283.50	7.3
Granted	—	$—
Exercised	(4)	$136.50
Forfeited or expired	(4)	$152.25
Outstanding as of December 31, 2023	25	$320.25	6.2
Options vested and expected to vest as of December 31, 2023	25	$320.25
Vested and exercisable as of December 31, 2023	24	$325.50

Outstanding as of December 31, 2023	25	$320.25	6.2
Granted	—	$—
Exercised	(3)	$94.50
Forfeited or expired	(4)	$242.25
Outstanding as of December 31, 2024	18	$380.70	5.0
Options vested and expected to vest as of December 31, 2024	18	$380.70
Vested and exercisable as of December 31, 2024	18	$380.10

As of December 31, 2024, there is no aggregate intrinsic value of options outstanding. As of December 31, 2023, there was $2.3 million of aggregate intrinsic value of options outstanding . Intrinsic value of options exercised for the years ended December 31, 2024 and 2023 was $0.2 million and $4.6 million, respectively. The total grant date fair value of options vested was $0.1 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, there is no unrecognized compensation cost related to options.

Restricted Stock Units

The fair value of RSUs under the Company’s 2021 EIP is estimated using the value of the Company’s common stock on the date of grant.

F-44

Velo3D, Inc.

Notes to Consolidated Financial Statements

The following table summarizes outstanding and expected to vest RSUs as of December 31, 2024 and 2023 and their activity during the year ended December 31, 2024 and 2023:

	Number of Shares	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
	(In thousands)	(Per Share Data)	(In thousands)
Balance as of December 31, 2022	19	$2,352.00	$17,202
Granted	41	807.90	33,070
Released	(11)	1,689.75	9,148
Cancelled	(11)	1,852.80	7,773
Balance as of December 31, 2023	38	$1,020.00	$7,940
Expected to vest as of December 31, 2023	38	$1,020.00	$7,940

Balance as of December 31, 2023	38	$1,020.00	$7,940
Granted	32	49.35	1,549
Released	(38)	428.10	1,276
Cancelled	(19)	808.65	1,050
Balance as of December 31, 2024	13	$714.30	$132
Expected to vest as of December 31, 2024	13	$714.30	$132

The aggregate intrinsic value of outstanding RSUs is calculated based on the closing price of the Company’s common stock as of the date outstanding. As of December 31, 2024, there was $11.0 million of unrecognized compensation cost related to 0.01 million unvested RSUs, which is expected to be recognized over a weighted average period of approximately 2.3 years. As of December 31, 2023, there was $35.8 million of unrecognized compensation cost related to 1.3 million unvested RSUs, which is expected to be recognized over a weighted average period of approximately 3.0 years.

Earnout Shares - Employees

The Earnout Shares issuable to holders of employee stock options are accounted as stock-based compensation expense as they are subject to forfeiture based on the satisfaction of certain employment conditions. The estimated fair values of the Earnout Shares associated with vested stock options are recognized as an expense and determined by the Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the five-year earnout period. The portion of the Earnout Shares associated with unvested stock options are recognized as an expense and considers the vesting continuing employment requirements.

F-45

Velo3D, Inc.

Notes to Consolidated Financial Statements

Stock-based Compensation Expense

The following sets forth the total stock-based compensation expense by type of award included in operating expenses on the statements of operations:

	December 31,
	2024	2023
	(In thousands)
Restricted stock units	$9,637	$16,575
Stock options	121	515
Earnout shares - employees	3,958	5,783
	$13,716	$22,873

The following sets forth the total stock-based compensation expense for the stock options, RSUs, and earnout shares - employees included in operating expenses on the statements of operations:

	December 31,
	2024	2023
	(In thousands)
Research and development	$4,256	$11,415
Selling and marketing	2,708	5,689
General and administrative	6,752	5,769
	$13,716	$22,873

The following sets forth the total stock-based compensation expense by type of award included in cost of revenue in the statements of operations:

	December 31,
	2024	2023
	(In thousands)
Restricted stock units	$1,644	$1,995
Stock options	4	63
	$1,648	$2,058

The following sets forth the total stock-based compensation expense for the stock options, and RSUs included in cost of revenue on the statements of operations:

	December 31,
	2024	2023
	(In thousands)
Cost of 3D Printer	$999	$1,622
Cost of support services	649	436
	$1,648	$2,058

F-46

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 12. Income Taxes

The Company recorded the below income tax expense (benefit) attributable to income from continuing operations for the year ending December 31, 2024 and December 31, 2023 as follows:

	December 31,
	2024	2023
	(In thousands, except percentages)
Current
Federal	$(7)	$-
State	21	-
Foreign	(34)	-
	(20)	-
Deferred
Federal	-	-
State	-	-
Foreign	-	-
	-	-
Total income tax expense	$(20)	$-

The provision for income taxes differs from the amount which would result by applying the federal statutory income tax rate for the years ended December 31, 2024 and 2023.

The reconciliation of the provision computed at the federal statutory rate to the Company’s provision (benefit) for income taxes as follows:

	December 31,
	2024		2023
	(In thousands, except percentages)
Tax at federal statutory rate	$(15,432)	(21.0)%	$(28,354)	(21.0)%
State, net of federal benefit	12,779	17.4%	(6,507)	(4.8)%
Stock based compensation	3,327	3.8%	967	0.7%
Fair value adjustments	(7,593)	(9.6)%	(3,555)	(2.4)%
Research and development credits	—	—%	(1,121)	(0.8)%
Section 382 Limitation	14,583	19.8%
Other	(745)	(1.0)%	675	0.2%
Change in valuation allowance	(6,939)	(9.4)%	37,895	28.1%
Total provision for income taxes	$(20)	—%	$—	—%

The Company did not incur income tax expense or benefit for the years ending December 31, 2024 or December 31, 2023.

F-47

Velo3D, Inc.

Notes to Consolidated Financial Statements

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
	(In thousands)
Deferred tax assets
Net operating loss carryforwards	$81,649	$91,668
Research and development tax credits	5,086	12,087
Stock based compensation	5,866	6,162
Lease liability	2,632	3,098
Section 174 research and development capitalization	10,691	11,641
Interest expense	7,157	3,063
Other timing differences	8,754	1,408
Total deferred tax assets	$121,835	$129,127
Valuation allowance	$(118,783)	$(125,722)
Net deferred tax assets	$3,052	$3,405

Deferred tax liabilities
Fixed assets and intangibles	$(299)	$(364)
Right of use assets	$(2,753)	$(3,041)
Total deferred tax liabilities	$(3,052)	$(3,405)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

The Company concluded that it was not more-likely-than-not that tax benefits from operating losses would be realized and, accordingly, has provided a full valuation allowance against its deferred tax assets. The valuation allowance decreased by $6.9 million during the year ending December 31, 2024 due to income tax attributes that are expected to expire prior to being able to be utilized due to IRC Section 382 ownership change limitations. The valuation allowance increased $37.9 million for the years ended December 31, 2023 due to net operating losses, R&D credits claimed and capitalized R&D costs incurred during the year.

As of December 31, 2024, the Company had $366.0 million and $95.6 million federal and state net operating losses (“NOLs”), respectively, available to reduce future taxable income, which will begin to expire in 2034 and 2030 respectively for federal and for state tax purposes. The Company had $355.3 million of federal net operating losses, which can be carried forward indefinitely.

As of December 31, 2023, the Company had $346.3 million and $293.7 million of federal and state net operating losses available to reduce future taxable income.

The Company has state research and developmental tax credit carryforwards of approximately $9.2 million as of December 31, 2024. The state credits have no expiration date.

Federal, California and other state tax laws impose substantial restrictions on the utilization of NOLs and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company’s ability to utilize these carryforwards is limited based on the ownership change. In December 2024, the Company had an ownership change pursuant to Internal Revenue Code Section 382 which could materially impact the ability to utilize the tax net operating loss carryforwards and other tax attributes recorded. The net operating loss and other tax attributes recorded as deferred tax asset are fully offset with valuation allowance. Accordingly the state and federal net operating loss carryforwards and credits which have expiring provisions are reduced to the expected available amount. The annual IRC 382 limit for pre ownership change attributes that can be utilized each year is approximately $0.8 million. The total tax effected attributes expected to be unable to be utilized due to expiration is approximately $31.9 million. As a result of the ownership change federal net operating losses of $35.2 million and California net operating loss of $250.0 million are expected to expire before they will be able to be utilized. Federal R&D credits of $7.1 million are also expected to expire before they can be utilized due to IRC Section 382 limitations.

F-48

Velo3D, Inc.

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2024	2023
	(In thousands)
Balance at beginning of year	$6,060	$4,750
Additions based on tax positions related to the current year	(3,301)	1,310
Balance at end of year	$2,759	$6,060

For the years ended December 31, 2024 the amount of unrecognized tax benefits decreased by $3.3 million due to a reduction in R&D credits that are available for use due to IRC Section 382 limitations. During the year ended December 31, 2023 the amount of unrecognized tax benefits increased by $1.3 million due to additional R&D credits claimed during the year. The reversal of the uncertain tax benefits would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

The Company is subject to U.S. federal, state and foreign income taxes. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, and require significant judgment to apply. The Company is subject to U.S federal, state, foreign and local examinations by tax authorities for all prior years since incorporation. The Company does not anticipate significant changes to its current uncertain tax positions within the next twelve months.

The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2024, there were no accrued interest and penalties related to uncertain tax positions.

Note 13. Commitments and Contingencies

The Company may be involved in various lawsuits, claims, and proceedings, including intellectual property, commercial, securities, and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. As of December 31, 2024 and 2023, the Company is not aware of any litigation, claim or assessment in which the outcome, individually or in the aggregate, would have a material adverse effect on its financial positions, results of operations, cash flows or future earnings.

The Company’s purchase obligations per terms and conditions with suppliers and vendors are cancellable in whole or in part prior to shipment. Non-cancellable purchase commitments (purchase orders) of $3.2 million for parts and assemblies are due upon receipts and will primarily be delivered throughout 2024. If inventory is shipped, the Company will accrue a liability under accrued expenses. The Company has no other commitment and contingencies, except for the operating leases. See Note 8, Leases, for further discussion.

F-49

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 14. Employee Defined - Contribution Plans

The Company has a defined-contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The Company contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. Substantially all of the expenses incurred for administering the 401(k) Plan are paid by the Company. Accrued salaries and benefits included accruals related to the 401(k) plans the Company offers to its employees. In order to qualify for these plans, employees must meet the minimum age requirement (21 years) and begin participating on their entry date which is the first paycheck date in the month following the month of eligibility described above. Employee and employer contributions are immediately 100% fully vested. The plans offer employer contributions of 3.0% of an employee’s eligible compensation following safe-harbor rules. The Company’s contribution to the 401(k) plan was $1.0 million and $1.3 million for the years ended December 31, 2024 and 2023, respectively. The Company has paid all matching contributions as of December 31, 2024.

Note 15. Revenue

Customer Concentration

The customer concentration for balances greater than 10% of revenues and 10% of accounts receivables, net, respectively, are presented below:

	Total Revenue		Accounts Receivable, Net
	Year ended December 31,		December 31,
	2024	2023	2024	2023
	(as a percentage)
Customer 1	23.0%	<10%	<10%	<10%
Customer 2	12.7%	—%	<10%	—%
Customer 3	11.3%	<10%	<10%	<10%
Customer 4	10.5%	<10%	<10%	—%
Customer 5	<10%	<10%	18.2%	11.2%
Customer 6	—%	—%	12.9%	<10%
Customer 7	—%	—%	10.8%	<10%

Revenue by Geographic Area

The Company currently sells its products in the geographic regions as follows:

	December 31,
	2024	2023
	(In thousands)
Americas	$39,908	$67,883
Europe	839	9,219
Other	256	341
Total	$41,003	$77,443

Contract Assets and Liabilities

There was $2.4 million of revenue recognized during the year ended December 31, 2024 included in contract liabilities as of December 31, 2023. There was $2.7 million of revenue recognized during the year ended December 31, 2023 included in contract liabilities as of December 31, 2022. The change in contract assets reflects the difference in timing between our satisfaction of remaining performance obligations and our contractual right to bill our customers. The Company had no material asset impairment charges related to contract assets in the periods presented.

F-50

Velo3D, Inc.

Notes to Consolidated Financial Statements

Variable Consideration

The Company estimates its variable consideration on a quarterly basis based on the latest data available, and adjust the transaction price accordingly by recording an adjustment to net revenue and contract assets. The Company has recognized the estimate of variable consideration to the extent that it is probable that a significant reversal will not occur as a result from a change in estimation. There was no revenue related to variable consideration and $2.7 million in revenue related to variable consideration for the year ended December 31, 2024 and 2023, respectively.

Note 16. At-the-Market Offering

On February 6, 2023, the Company entered into the ATM Sales Agreement with Needham, as agent, pursuant to which the Company may offer and sell, from time to time through Needham, shares of Common Stock. As of December 31, 2023, the Company has sold $22.8 million of shares, net of issuance costs of $1.8 million.

The offer and sale of the shares of Common Stock will be made pursuant to the Shelf Registration Statement, prospectus, amended prospectus supplement, and the ATM Sales Agreement. Sales of shares, if any, under the amended prospectus supplement and the accompanying prospectus may be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act.

On January 31, 2024, the Company filed an amendment to the prospectus supplement increasing the aggregate dollar amount of shares available to be sold from time to time pursuant to the ATM Sales Agreement to $75 million. The Company is not currently eligible to use Form S-3 or make sales under the ATM Sales Agreement as (i) its common stock is not currently listed on a national securities exchange registered under the Exchange Act; and (ii) the aggregate market value of its voting and non-voting common equity held by non-affiliates is below $75 million.

The Company pays Needham commissions for its services in acting as agent in the sale of the shares pursuant to the ATM Sales Agreement. Needham is entitled to compensation at a fixed commission rate equal to 3.0% of the aggregate gross proceeds from each sale of the shares pursuant to the ATM Sales Agreement. The Company has agreed to provide Needham with customary indemnification and contribution rights, including for liabilities under the Securities Act. The Company also will reimburse Needham for certain specified expenses in connection with entering into the ATM Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the placements of the shares pursuant thereto.

F-51

Velo3D, Inc.

Notes to Consolidated Financial Statements

Note 17. Subsequent Events

Convertible Secured Note

On January 7, 2025, the Company issued a Senior Secured Convertible Promissory Note in the principal amount of $5,000,000 (the “January Note”) to Thieneman Properties, LLC, an Indiana limited liability company. The January Note is payable in full on April 7, 2025 in the amount of $5,750,000 and if not paid on or prior to such date, will continue to accrue interest at the same rate until paid. The January Note may be prepaid in whole or in part at any time without penalty or premium and is convertible in the event of default into shares of the Company’s common stock, at a fixed conversion price of $23.40 per share.

On February 10, 2025, the Company issued a Senior Secured Convertible Promissory Note in the principal amount of $10,000,000 (the “February Note”) to Thieneman Construction, Inc, an Indiana corporation, to be funded in two tranches of $5,000,000. The February Note is payable in full on the date that is six months from the date such tranche was funded, in the amount of $5,750,000 and if not paid on or prior to such date, will continue to accrue interest at the same rate until paid. The outstanding principal amount of the February Note is convertible upon the occurrence of the Company’s successful listing of shares of its common stock on a national securities exchange or the occurrence and during the continuation of an Event of Default, into shares of the Company’s common stock, at a fixed conversion price of $15.00 per share.

Warrant Exchange

On February 24, 2025, the Company entered into Warrant Exchange Agreements with each of: (i) Highbridge Tactical Credit Master Fund, L.P. (“HM”); (ii) Highbridge Tactical Credit Institutional Fund, Ltd. (collectively with HM, the “Highbridge Holders”); (iii) Anson Investments Master Fund LP (“AMF”); (iv) Anson East Master Fund LP (collectively with AMF, the “Anson Holders”); (v) High Trail Investments ON LLC (“HTI”), and (vi) HB SPV I Master LLC (together with HTI, the “High Trail Holders”), pursuant to which: (a) the Highbridge Holders and the Anson Holders agreed to exchange an aggregate of 60,150 registered warrants issued in April of 2024 and an aggregate of 99,048 registered warrants issued in August of 2024, and (b) the High Trail Holders agreed to exchange an aggregate of 151,808 unregistered warrants issued in April of 2024 and July of 2024, and an aggregate of 19,048 registered warrants issued in December of 2023, for an aggregate of 990,159 shares (the “Acquired Shares”) of Company’s Common Stock, respectively, equating in each case to an exchange ratio of three Acquired Shares for each warrant.

Note 18. 2025 Reverse Stock Split

On June 27, 2025, the stockholders of the Company, approved an amendment to the Company’s Certificate of Incorporation, as amended, to effect a reverse stock split of the issued and outstanding shares of the Company’s common stock, par value $0.00001 per share, at a ratio ranging from 1-for-5 and 1-for-50, with the exact ratio to be set within that range by the Company’s Board. On July18, 2025, the Board approved the reverse stock split at a ratio of 1-for-15 (the “2025 Reverse Stock Split”). On July 25, 2025, the Company filed a Certificate of Amendment to the Company’s Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware to effect the 2025 Reverse Stock Split, effective as of July 28, 2025.

As a result of the 2025 Reverse Stock Split, every 15 shares of the Company’s common stock were automatically reclassified and converted into one issued and outstanding share of common stock. No fractional shares were issued in connection with the 2025Reverse Stock Split. Any fractional shares resulting from the 2025 Reverse Stock Split were rounded up to the nearest whole share. The par value of the Company’s common stock was not adjusted as a result of the 2025 Reverse Stock Split. All of the Company’s share numbers, per share amounts, and related stockholders’ equity (deficit) balances presented herein have been retroactively adjusted to reflect the 2025 Reverse Stock Split. In addition, the exercise prices, conversion rates and other terms of the Company’s securities that adjusted pursuant to their terms as a result of the 2025 Reverse Stock Split have been presented after giving effect to such adjustments.

F-52

3,098,438 Shares of Common Stock

VELO3D, INC.

PROSPECTUS

January 20, 2026